SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2005

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X               Form 40-F
                  -----                      -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No   X
            -----             -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
82-__________. )

         N/A

This Form 6-K consists of:

An Announcement on the results for the year ended December 31, 2004 made by China Petroleum & Chemical Corporation ("Registrant") in English on March 25, 2005.

                               [GRAPHIC OMITTED]

         (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                             (Stock Code : 0386)

                  Results for the Year Ended 31 December 2004

ss.1.  Important Notice

     1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and the Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

          This announcement is a summary of the annual report. The entire report can be downloaded from the websites of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com). Investors should read the annual report for the year 2004 for more details.

     1.2 The annual report for this year has been approved unanimously at the fifteenth meeting of the Second Session of the Board. No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the annual report.

     1.3 Messrs. Mou Shuling, Gao Jian, Fan Yifei, Ho Tsu Kwok, Charles and Zhang Youcai, Directors of Sinopec Corp., could not attend the fifteenth meeting of the Second Session of the Board for reasons of official duties. Mr. Mou Shuling, Director of Sinopec Corp., authorised Mr. Cao Xianghong, Mr. Fan Yifei, Director of Sinopec Corp., authorised Mr. Wang Jiming, Vice Chairman and President and Messrs. Gao Jian, Ho Tsu Kwok, Charles and Zhang Youcai, Directors of Sinopec Corp., authorised Mr. Chen Qingtai, respectively, to vote on their behalf in respect of the resolutions put forward in the fifteenth meeting of the Second Session of the Board.

     1.4 The financial statements for the year ended 31 December 2004 of Sinopec Corp. and its subsidiaries ("the Company") prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS") have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued unqualified opinions on the financial statements.

     1.5 Mr. Chen Tonghai (Chairman of the Board), Mr. Wang Jiming (Vice Chairman and President), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer) and Mr. Liu Yun (Head of the Accounting Department) warrant the authenticity and completeness of the financial statements contained in the annual report for the year ended 31 December 2004.

ss.2. Basic Information about Sinopec Corp.

     2.1  Basic information

          Stock name        SINOPEC CORP         SINOPEC CORP         SINOPEC CORP        SINOPEC CORP
          Stock code        0386                 SNP                  SNP                 600028
          Place of listing  Hong Kong            New York             London              Shanghai
                              Stock Exchange       Stock Exchange       Stock Exchange      Stock Exchange
          Registered        6A Huixindong Street, Chaoyang District, Beijing, China
            address and
            office address
          Postcode          100029
          Website           http://www.sinopec.com
          E-mail            ir@sinopec.com.cn / media@sinopec.com.cn

     2.2  Contact persons of Sinopec Corp. and means of communication

                                                                      Secretary           Representative on
                                Authorised representatives            to the Board        Securities Matters
          Name              Mr. Wang Jiming      Mr. Chen Ge          Mr. Chen Ge         Mr. Huang Wensheng
          Address           6A Huixindong Street, Chaoyang District, Beijing, China
          Tel               86-10-6499 0060      86-10-6499 0060      86-10-6499 0060     86-10-6499 0060
          Fax               86-10-6499 0022      86-10-6499 0022      86-10-6499 0022     86-10-6499 0022
          E-mail            ir@sinopec.com.cn / media@sinopec.com.cn

ss.3.  Summary of Accounting Data and Financial Indicators

     3.1 Principal accounting data and financial indicators prepared under the PRC Accounting Rules and Regulations for the year 2004

     3.1.1        Principal accounting data

                                             For the        For the                     For the year ended
                                          year ended     year ended                      31 December 2002
                                         31 December    31 December     Increase/          After        Before
          Item                                  2004           2003  decrease (%)     Adjustment*   Adjustment
          Income from principal
            operations (RMB million)         590,632        417,191         41.57        324,184       324,184
          Profit before taxation
            (RMB million)                     53,535         30,015         78.36         22,012        22,012
          Net Profit (RMB million)            32,275         19,011         69.77         14,121        14,121
          Net profit before non-operating
            profits/losses (RMB million)      35,996         22,307         61.37         14,582        14,582
          Net cash flow from operating
            activities (RMB million)          70,139         64,448          8.83         60,069        60,069


                                                  At             At                     At 31 December 2002
                                         31 December    31 December     Increase/          After        Before
          Item                                  2004           2003  decrease (%)     Adjustment*   Adjustment

          Total assets (RMB million)         460,081        390,213         17.91        368,375       368,375

          Shareholders' funds
            (excluding minority interests)
            (RMB million)                    186,350        162,946         14.36        151,717       146,515

     3.1.2        Principal financial indicators

                                             For the        For the                     For the year ended
                                          year ended     year ended                      31 December 2002
                                         31 December    31 December     Increase/          After        Before
          Item                                  2004           2003  decrease (%)     Adjustment*   Adjustment
          Earnings per share (RMB)
            (Fully diluted)                    0.372          0.219         69.77          0.163         0.163
          Return on net assets (%)
            (Fully diluted)                   17.320         11.667         5.653          9.307         9.638
                                                                       percentage
                                                                           points
          Return (adjusted for non-operating
            profits/losses) on net assets (%)
            Fully diluted                     19.316         13.690         5.626          9.611         9.953
                                                                       percentage
                                                                           points
            Weighted average                  20.524         14.137         6.387          9.787        10.040
                                                                       percentage
                                                                           points
          Net cash flow from operating
            activities per share (RMB)         0.809          0.743          8.83          0.693         0.693

                                             For the        For the                     For the year ended
                                          year ended     year ended                      31 December 2002
                                         31 December    31 December     Increase/          After        Before
          Item                                  2004           2003  decrease (%)     Adjustment*   Adjustment

          Net assets per share (RMB)
            (Fully diluted)                    2.149          1.879         14.36          1.750         1.690
          Adjusted net assets per share
            (RMB)                              2.102          1.850         13.62          1.736         1.676

          *  The Company adopted the revised "Accounting Standard for Business
             Enterprises - Post Balance Sheet Events" that resulted in a change in accounting policy which has been applied retrospectively.

     3.1.3   Items under non-operating profits/losses and corresponding amounts:

                                                                                            For the year ended
                                                                                              31 December 2004
                                                                                              (Income)/expense
                                                                                                 (RMB million)
          Gain on disposal of long-term equity investments                                                  (2)
          Written back of provisions for impairment losses
            in previons years                                                                             (322)
          Non-operating expenses (excluding normal provisions
            on assets provided in accordance with the Accounting
            Regulations for Business Enterprises)                                                        6,543
          Of which:    Loss on disposal of fixed assets                                                  4,304
                       Employee reduction expenses                                                         919
                       Donations                                                                           275
          Non-operating income                                                                            (665)
          Tax effect                                                                                    (1,833)

          Total                                                                                          3,721


     3.2  Principal accounting data and financial indicators prepared under International Financial Reporting Standards
          ("IFRS") for the year 2004

                                                       For the         For the                         For the
                                                    year ended      year ended                      year ended
                                                   31 December     31 December       Increase/     31 December
          Item                                            2004            2003    decrease (%)            2002
          Operating profit (RMB million)                63,069          38,883           62.20          29,301
          Profit attributable to shareholders
            (RMB million)                               36,019          22,424           60.63          16,296
          Return on capital employed* (%)                12.84            9.01            3.83            6.90
                                                                                    percentage
                                                                                        points
          Basic earnings per share (RMB)                 0.415           0.259           60.63           0.188
          Net cash flow from operating activities
            per share (RMB)                              0.797           0.716           11.31           0.655

          *    Return on capital employed = operating profit x (1-income tax rate)/capital employed

                                      5


                                                         As at           As at                           As at
                                                   31 December     31 December       Increase/     31 December
          Item                                            2004            2003    decrease (%)            2002

          Current assets (RMB million)                 120,271         103,039           16.72         106,666
          Current liabilities (RMB million)            146,277         129,272           13.15         125,425
          Total assets (RMB million)                   474,594         420,184           12.95         408,280
          Shareholders' funds (excluding
            minority interests) (RMB million)          193,040         171,515           12.55         166,777
          Net assets per share (RMB)                     2.226           1.978           12.55           1.924
          Adjusted net assets per share (RMB)            2.187           1.950           12.15           1.910

     3.3  Material differences between the PRC Accounting Rules and Regulations and IFRS

          X  Applicable              |_| Not applicable


                                                                                    The PRC
                                                            Accounting Rules and Regulations              IFRS
          Net profit (RMB million)                                                    32,275            36,019

          Explanation on the differences                                See Subsection 9.2.3

ss.4. Changes in Share Capital and Shareholdings of the Principal Shareholders

     4.1  Statement of changes in structure of share capital

          X  Applicable              |_| Not applicable

                                                                                                             Unit: 1,000 shares



                                                                     Increase/ Decrease
                                                                           Capitalization
                                                    Opening                of surplus                            Sub-    Ending
                                                    balance   Placing   Bonus   reserves    IPO     Others      total   balance
            1    Shares not listed
               (i)  Promoter shares              47,742,561        --     --          --     -- 11,143,000  11,143,000 58,885,561
                    Of which: State-owned
                      shares                     47,742,561        --     --          --     -- 11,143,000  11,143,000 58,885,561
               (ii) Others                       19,379,390        --     --          --     --(11,143,000)(11,143,000) 8,236,390
                    Total number of shares
                      not in circulation         67,121,951        --     --          --     --         --          -- 67,121,951
          2    Shares listed and in circulation
               (i)  Publicly listed domestic
                      shares ("A Shares")         2,800,000        --     --          --     --         --          --  2,800,000
               (ii) Overseas listed foreign
                      shares ("H Shares")        16,780,488        --     --          --     --         --          -- 16,780,488
                    Total number of shares
                      listed and in circulation  19,580,488        --     --          --     --         --          -- 19,580,488
          3    Total number of shares            86,702,439        --     --          --     --         --          -- 86,702,439


     4.2 Shareholding of top ten shareholders and top ten shareholders with tradable shares

           Number of shareholders of Sinopec Corp. as at 31 December 2004:
           282,724, including 272,125 holders of A Shares and 10,599 holders of H Shares.

          Top ten shareholders as at 31 December 2004

                                                      Number of
                                                         shares      Percentage
                                        Increase/   held at the   at the end of
                                         Decrease    end of the reporting period     Type of        Number
                                       during the     reporting      Among total shares held   of pledges,        Nature of
    Name of shareholders         reporting period        period      shares held   or trusts      lock-ups     shareholders

                                     (1,000 shares) (1,000 shares)          (%)                (1,000 shares)
    China Petrochemical Corporation  11,143,000     58,885,561          67.92    Non tradable           0      State-owned shares
    HKSCC (Nominees) Limited          5,039,172     16,678,790          19.24        Tradable     Unknown                H Shares
    China Cinda Asset Management
      Corp.                          (5,000,000)     3,720,650           4.29    Non tradable           0      State-owned shares
    China Development Bank           (6,143,000)     2,632,570           3.04    Non tradable           0      State-owned shares
    China Orient Asset Management
      Corp.                                   0      1,296,410           1.50    Non tradable           0      State-owned shares
    Guo Tai Jun An Corp.                (10,428)*      586,760           0.68    Non tradable     293,380      State-owned
                                                                                                 (pledged)    legal person shares
    EFUND 50 Securities Investment Fund  73,105         73,109           0.08        Tradable           0      A Shares
    Xinghe Securities Investment Fund    24,390         64,387           0.07        Tradable           0      A Shares
    Qingdao Port Authority                    0         60,000           0.07        Tradable           0      A Shares
    Harvest Service Sector Fund          59,745         59,749           0.07        Tradable           0      A Shares


    Explanation for the relationships      There are no connections among
      among the above shareholders or      corporate shareholders. The Company
      other holders of shares in           is not aware of any connection or
      activities in concert                activities in concert among
                                           circulation and is not aware of any
                                           pledges, lock-ups or trust of
                                           shareholdings  of holders of H Shares

    * The shares sold by Guo Tai Jun An Corp. were tradable A shares previously purchased on the secondary market by Guo Tai Jun An Corp..

          Top ten shareholders with tradable shares

                                                                                   Number of
                                                                   Type of    shares held at        Among total
          Name of shareholders                                 shares held   the end of 2004       shares held
                                                            (10,000 shares)                                 (%)
          HKSCC (Nominees) Limited                                H Shares       1,667,879.0             19.24
          EFUND 50 Securities Investment Fund                     A Shares           7,310.9              0.08
          Xinghe Securities Investment Fund                       A Shares           6,438.7              0.07
          Qingdao Port (Group) Co., Ltd.                          A Shares           6,000.0              0.07
          Harvest Service Sector Fund                             A Shares           5,974.9              0.07
          CITIC Classic Securities Co., Ltd.                      A Shares           5,870.5              0.07
          Xinghua Securities Investment Fund                      A Shares           5,061.0              0.06
          China Southern Sustaining Growth Fund                   A Shares           4,300.0              0.05
          Haifutong Profits Securities                            A Shares           4,298.0              0.05
          Tai He Securities Investment Fund                       A Shares           4,100.0              0.05

          Explanation for the          Except for Xinghe Securities Investment
            relationships among        Fund and Xinghua Securities Investment
            the above shareholders     Fund, both of which belong to China
            or activities in concert   Asset Management Co., Ltd., and Harvest
                                       Service Sector Fund and Tai He Fund,
                                       both of which belong to Harvest Fund
                                       Management Co., Ltd., Sinopec Corp. is
                                       not aware of any connections among the
                                       top 10 holders of shares in
                                       circulation. Sinopec Corp. is not aware
                                       of any connection or activities in
                                       concert among other holders of shares
                                       in circulation and is not aware of any
                                       pledges, lock-ups or trust of
                                       shareholdings of holders of H Shares.


     4.3 Information about the controlling shareholder and the effective controller

     4.3.1 Changes of the controlling shareholder and the effective controller in the reporting period

           |_| Applicable           X  Not applicable

     4.3.2 Basic information about the controlling shareholder and the other effective controller

          (1)  Controlling shareholder

               The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"). Established in July 1998, Sinopec Group Company is a State authorized investment organization and a principally State-owned company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr. Chen Tonghai. Through reorganization in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp. and retained certain petrochemical facilities and small-scale refineries. It provides well-drilling services, oil testing services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services and social services.

          (2) Basic information of other legal person shareholders holding 10% or more of shares of Sinopec Corp. other than HKSCC (Nominees) Limited

               Not Applicable.

          (3)  Basic information of the effective controller

               China Petrochemical Corporation is the effective controller of Sinopec Corp.

     4.3.3 Diagram of the equity and controlling relationship between Sinopec Corp and the effective controller

                              [GRAPHIC OMITTED]
ss.5.  Directors, Supervisors and Senior Management and Employees

     5.1 Information on the changes in the shares held by the directors, supervisors and senior management and employees

           |_| Applicable          X  Not applicable

     5.1.1  Information of Directors

                                                                                                 Sinopec Corp.'s
          Name         Gender   Age   Position with Sinopec Corp.           Term of Office         Shares Held         Reason of
                                                                                               (as at 31st December)     change
                                                                                                  2004       2003
          Chen Tonghai   Male    56   Chairman                             Apr. 2003-Apr. 2006      0          0          --
          Wang Jiming    Male    62   Vice Chairman, President             Apr. 2003-Apr. 2006      0          0          --
          Mou Shuling    Male    60   Director, Senior Vice President      Apr. 2003-Apr. 2006      0          0          --
          Zhang Jiaren   Male    60   Director, Senior Vice President and  Apr. 2003-Apr. 2006      0          0          --
                                      Chief Financial Officer
          Cao Xianghong  Male    59   Director, Senior Vice President      Apr. 2003-Apr. 2006      0          0          --
          Liu Genyuan    Male    59   Director                             Jun. 2003-Apr. 2006      0          0          --
          Gao Jian       Male    55   Director                             May 2004-Apr. 2006       0          0          --
          Liu Kegu       Male    57   Director                             Jun. 2003-May 2004       0          0          --
          Fan Yifei      Male    41   Director                             Apr. 2003-Apr. 2006      0          0          --
          Chen Qingtai   Male    67   Independent Non-executive Director   Apr. 2003-Apr. 2006      0          0          --
          Ho Tsu Kwok,
            Charles      Male    55   Independent Non-executive Director   Apr. 2003-Apr. 2006      0          0          --
          Shi Wanpeng    Male    67   Independent Non-executive Director   Apr. 2003-Apr. 2006      0          0          --
          Zhang Youcai   Male    63   Independent Non-executive Director   Apr. 2003-Apr. 2006      0          0          --
          Cao Yaofeng    Male    51   Employee Representative Director     Apr. 2003-Apr. 2006      0          0          --

     5.1.2 Information of Supervisors

                                                                                                   Sinopec Corp.'s
          Name           Gender   Age   Position with Sinopec Corp.          Term of Office          Shares Held     Reason of
                                                                                                 (as at 31st December) change
                                                                                                   2004      2003
          Wang Zuoran      Male    54   Chairman of the Supervisory     Apr. 2003-Apr. 2006          0          0          --
                                        Committee
          Zhang Chongqing  Male    60   Supervisor                      Apr. 2003-Apr. 2006          0          0          --
          Wang Peijun      Male    59   Supervisor                      Apr. 2003-Apr. 2006          0          0          --
          Wang Xianwen     Male    60   Supervisor                      Apr. 2003-Apr. 2006          0          0          --
          Zhang Baojian    Male    60   Supervisor                      Apr. 2003-Apr. 2006          0          0          --
          Kang Xianzhang   Male    56   Supervisor                      Apr. 2003-Apr. 2006          0          0          --
          Cui Jianmin      Male    72   Independent Supervisor          Apr. 2003-Apr. 2006          0          0          --
          Li Yonggui       Male    64   Independent Supervisor          Apr. 2003-Apr. 2006          0          0          --
          Su Wensheng      Male    48   Employee Representative
                                          Supervisor                    Apr. 2003-Apr. 2006          0          0          --
          Cui Guoqi        Male    51   Employee Representative
                                          Supervisor                    Apr. 2003-Apr. 2006          0          0          --
          Zhang Xianglin   Male    58   Employee Representative
                                          Supervisor                    Apr. 2003-Apr. 2006          0          0          --
          Zhang Haichao    Male    47   Employee Representative
                                          Supervisor                    Apr. 2003-Apr. 2006          0          0          --

     5.1.3        Other Members of the Senior Management

                                                                                     Sinopec Corp.'s
          Name         Gender   Age   Position with Sinopec Corp.                    Term of Office Shares Held    Reason of
                                                                                  (as at 31st December)            change
                                                                                     2004       2003
          Wang Tianpu    Male    42   Senior Vice President    Apr. 2003-               0          0               --
          Wang Zhigang   Male    48   Vice President           Apr. 2003-               0          0               --
          Zhang Jianhua  Male    41   Vice President           Apr. 2003-               0          0               --
          Cai Xiyou      Male    43   Vice President           Apr. 2003-               0          0               --
          Li Chunguang   Male    49   Vice President           Apr. 2003-               0          0               --
          Chen Ge        Male    43   Secretary to the
                                        Board of Directors     Apr. 2003-Apr. 2006      0          0               --


     5.2 Information about the directors and supervisors that are also employed by any shareholder unit

           Applicable              |_| Not applicable

                                                                                                   Whether
                                                                                                   they receive
                                                                                                   remunerations
                                                  Position with                                    and allowances
                         Name of employing        employing                                        from shareholder
          Name           shareholder              shareholder unit                 Term of office  unit (Yes/No)
          Chen Tonghai   Sinopec Group Company    President                        Apr.2003-Apr.2006      No
          Liu Genyuan    Sinopec Group Company    Managing Vice President          Jun.2003-Apr.2006      No
          Gao Jian       China Development Bank   Vice President                   May.2004-Apr.2006      Yes
          Liu Kegu       China Development Bank   Vice President                   Jun.2003-May.2004      No
          Fan Yifei      China Cinda Asset
                           Management Corp.       Assistant to the Governor
                                                    of China Construction Bank     Apr.2003-Apr.2006      Yes
          Wang Zuoran    Sinopec Group Company    Director of Disciplinary
                                                    Supervisory Committee          Apr.2003-Apr.2006      No
          Zhang Chongqing                         Sinopec Group Company
                                                    Director of General
                                                    Administrative Office          Apr.2003-Apr.2006      No
          Wang Peijun    Sinopec Group Company    Director of Human Resources
                                                    Department                     Apr.2003-Apr.2006      No
          Zhang Baojian  Sinopec Group Company    Deputy Chief Accountant          Apr.2003-Apr.2006      No

     5.3 Annual remunerations for the directors, supervisors and senior management and employees

          Total annual remuneration                                                               RMB5,777,234
          Total annual remuneration for the three highest paid directors                            RMB847,834
          Total annual remuneration for the three highest paid
            senior management and employees                                                       RMB1,009,620
          Total allowances for independent directors                                                 RMB93,000
          Other benefits for independent directors                                                         Nil
          Names of the directors and supervisors who do not receive
            any remuneration and allowance from Sinopec Corp.                                     Liu Genyuan,
                                                                                                     Liu Kegu,
                                                                                                     Gao Jian,
                                                                                                    Fan Yifei,
          Levels of remunerations                                                            Number of persons
          Above RMB300 thousand                                                                              4
          RMB200 to 300 thousand                                                                            18

     5.4 Information on new appointment or removal of directors, supervisors and senior management and employees

          Since Mr. Liu Kegu, an ex-director of Sinopec Corp., resigned from the Board of Directors of Sinopec Corp., the China Development Bank nominated Mr. Gao Jian as a candidate to the Board on 29 April 2004. At the Annual General Meeting for the year 2003 held on 18 May 2004, Mr. Gao Jian was elected as a member of the Second Session of the Board of Directors of Sinopec Corp.

ss.6.  Report of the Board of Directors

     6.1   Business review in the reporting period

     6.1.1 Business Review

          The global economy witnessed sound growth in 2004. Stable and rapid growth was also experienced in the domestic economy. In 2004, international oil prices continued its climb, the domestic demand for petrochemical products increased significantly, the petrochemical industry was on the rising trend in a new cycle. All of these factors provided favourable conditions for the Company to increase its market shares and profitability. The controlled prices of refined oil products set by the government as a result of the macro-economy control measures, however, posed higher requirements on our efforts and abilities to enhance operating profit. Facing the complex and ever-changing market situations, the Company closely monitored the changes to the international and domestic markets, adjusted its production and operation strategies accordingly, reinforced safety in production, carefully organized and arranged for production and operation, increased production efficiency and expanded market shares. Meanwhile, the Company reinforced its internal management, pushed forward reform implementations and accelerated structural adjustments. With the joint efforts made by all the staff, the operating results once again reached a new high level.

     6.1.1.1   Review of Market Environment

          (1)  Crude oil market

               In 2004, the international crude oil prices continued its climb to a higher level, and the price spread between sweet and sour crude oil widened. The Platts Global Brent spot price averaged USD 38.27 per barrel, up by 32.73% over 2003. The trend of domestic crude oil prices basically followed the trend in the international market. However, as the increase in international benchmark prices for some of the Company's self-produced oil was not significant, in 2004, the average realized price of crude oil produced by the Company was USD 33.28 per barrel, up by 20.74% over 2003.

               [GRAPHIC OMITTED]

                     Price Trend of International Crude Oil

          (2)  Refined oil products market

               In 2004, domestic demand for refined oil products surged dramatically as a result of China's rapid economic growth, increase in the number of automobiles and power supply shortage in certain parts of the country. According to the Company's estimation, the apparent domestic consumption of refined oil products (inclusive of gasoline, diesel and kerosene) in 2004 was 157.06 million tonnes, up by 19.0% over last year. The trend of domestic refined oil product prices in principle followed the rising trend of international refined oil product prices, however, due to the control imposed by the government over prices of refined oil products as a result of the macro-economy control measures, the increase in domestic prices was less than the international prices.

          (3)  Chemicals market

               In 2004, China's domestic demands for chemical products continued to grow significantly. The total apparent consumption of synthetic resins, synthetic fibres and synthetic rubber was
               48.24 million tonnes, representing an increase of 11% over 2003. Domestic consumption of ethylene equivalent was 16.38 million tones, up by 5.8% over 2003. With the gradual recovery of the global chemical industry, the margin of chemical production increased remarkably and new price records of most chemical products were repeatedly achieved.

     6.1.1.2   Production and Operation

          (1)  Exploration and Production Segment

               In 2004, by seizing the opportunity of high oil prices, the Company made great efforts in exploration and achieved relatively good results in exploration, development and production of crude oil and natural gas.

               In connection with exploration activities, the Company completed a two dimensional seismic study of 31,750 kilometers, a three-dimensional seismic study of 7,030 square kilometers and drilled 590 test wells with a drilling footage of 1,484 kilometers. The proved oil and gas reserves in new exploration blocks in western China increased significantly, a breakthrough was made in southern marine phase sedimentary blocks and remarkable results were attained in terms of exploration in mature blocks and new areas in eastern China. At the end of 2004, the Company's proved reserves of crude oil were 3,267 million barrels and natural gas were 3,033 billion cubic feet, up by 0.31% and 5.04%, respectively, compared with 2003. In terms of development, the Company continually reinforced the comprehensive management in mature oil fields and development in new blocks in western China. In 2004, the Company drilled 2,365 development wells, with a drilling footage of 5,125.2 kilometers and newly built crude oil and natural gas production capacity were 6.09 million tonnes per year and 1.015 billion cubic meters per year, respectively. In 2004, the Company's production of crude oil and natural gas reached 274.15 million barrels and 207.0 billion cubic feet, respectively, representing an increase of 1.18% and 10.29%, respectively, over 2003.

               Summary of Operations of the Exploration and Production Segment

                                                                                                       Changes
                                                                                                     from 2003
                                                                   2004         2003         2002  to 2004 (%)
               Crude oil production (mmbbls)                     274.15       270.96       269.80         1.18
               Natural gas production (bcf)                       207.0        187.7        178.8        10.29
               Newly added proved reserves of crude oil (mmbbls)    284          208          375        36.54
               Newly added proved reserves of natural gas (bcf)   352.0       (254.3)        20.2          N/A
               Year end proved reserves of crude oil (mmbbls)     3,267        3,257        3,320         0.31
               Year end proved reserves of natural gas (bcf)    3,033.0      2,887.6      3,329.4         5.04
               Year end proved reserves of crude oil
               and natural gas (mmboe)                            3,773        3,738        3,875         0.94

          (2)  Refining Segment

               In 2004, according to the international market condition of widened price spread between sweet and sour crude oil, the Company strived to reduce crude oil procurement costs by raising sour crude processing volume and optimising crude oil mix and transportation costs. Meanwhile, the Company enhanced operational performance of its facilities and brought their production capacity into full play, thus setting a new throughput record of crude oil and production record of refined oil products and light chemical feedstock. The Company processed 132.95 million tonnes of crude oil in 2004, an increase of 14.36% over 2003. The Company actively adjusted its product mix, increased the production of diesel and high value-added products to meet market demands. The Company put emphasis on market analysis and marketing management and, as a result, both the prices and volume of refined petroleum products sold by this segment had risen. The Company made efforts to revamp its existing oil refining facilities and improve product quality so that the production of high-grade gasoline amounted to 12.39 million tonnes, up by 34.2% over 2003. In addition, with enhanced management and scientific and technological advancement, all major economic and technical indicators of the Refining Segment were improved. The light products yield reached 74.02%, up by 0.22 percentage point over 2003, and the refining yield reached 93.09%, up by 0.46 percentage point over 2003.

               Summary of Production of the Refining Segment

               Except 2002, the following operation data of 2003 and 2004 both include those of Xi'an Petrochemical and Tahe Petrochemical.

                                                                                                       Changes
                                                                                                     from 2003
                                                                   2004         2003         2002  to 2004 (%)
               Crude throughput (mbbls/day)                     2,677.2      2,350.0      2,114.6        13.92
               of which: sour crude throughput (mbbls/day)        551.1        478.7        402.8        15.12
               Refinery utilization rate (%)                      93.43        88.10         79.3         5.33
                                                                                                    percentage
                                                                                                       points
               Gasoline, diesel and kerosene (million tonnes)     80.83        69.01        62.42        17.13
               of which: Gasoline (million tonnes)                23.58        21.79        19.62         8.21
                         Diesel (million tonnes)                  50.89        41.91        37.74        21.43
                         Kerosene including jet fuel
                           (million tonnes)                        6.36         5.31         5.06        19.77
               Light chemical feedstock (million tonnes)          17.70        16.46        15.04         7.53
               Light products yield (%)                           74.02        73.80        73.22         0.22
                                                                                                    percentage
                                                                                                       points
               Refining yield (%)                                 93.09        92.63        92.50         0.46
                                                                                                    percentage
                                                                                                       points

               Notes:  Crude oil processing volume is converted at 1 tonne = 7.35 barrels.

          (3)  Marketing and Distribution Segment

               In 2004, the Company paid close attention to the changes of the market, balanced resources allocation, reinforced and improved construction of marketing network. The net increase in the number of company-owned and company-operated (COCO) petrol stations in 2004 was 2,075, of which, we have won the bid to establish 5 petrol stations in Hong Kong Special Administrative Region. The Company strengthened service awareness and improved service quality to expand both retail and direct sales volume, which had resulted in an increase in sales volume, and optimised structure of refined oil products. In 2004, the total domestic sales volume of refined oil products reached 94.59 million tonnes, representing an increase of 24.59% over 2003, of which the retail volume achieved an increase of 37.07% over the previous year. The efficiency of petrol stations continued to improve with the annual throughput per petrol station exceeding 2,000 tonnes, up by 18.8% compared with that in the previous year. The retail sales volume together with direct distribution volume of refined oil products accounted for 77.07% of the total domestic sales volume, up by 5.67 percentage points over 2003. In 2004, the Company reasonably adjusted its export volume to keep in line with market demand with a total export volume of 3.5156 million tonnes of refined oil products, down by 12% compared with that in 2003.

               Summary of Operations of Marketing and Distribution Segment

                                                                                                       Changes
                                                                                                     from 2003
                                                                   2004         2003         2002  to 2004 (%)

               Total domestic sales of refined oil products
                 (million tonnes)                                 94.59        75.92        70.09        24.59
               of which:
                 Retail volume (million tonnes)                   53.25        38.85        34.73        37.07
                 Direct sales volume (million tonnes)             19.65        15.33        12.63        28.18
                 Wholesale volume (million tonnes)                21.69        21.74        22.73        (0.23)
                 Average annual throughput per petrol station
                   (tonne/station)                                2,003        1,686        1,560        18.80
               Total number of petrol stations under
                 SINOPEC brand                                   30,063       30,242       28,127        (0.59)
               Of which:
                 Number of COCO petrol stations                  26,581       24,506       24,000         8.47
                 Number of franchised petrol stations             3,482        5,736        4,127       (39.30)
               Retail volume/total domestic sales volume (%)       56.3         51.2         49.6         5.1
                                                                                                    percentage
                                                                                                        points

          (4)  Chemicals Segment

               In 2004, the Company strengthened the management of its chemicals operation to ensure safe, stable, sustained, full-load and optimal operations. It also optimised allocation of resources, such as chemical feedstock resources, to ensure the timely supply of raw materials and increased utilisation rate. As a result, the production of most chemical products increased significantly. In 2004, the Company produced 3.637 million tones of ethylene, up by 14.77% over 2003. The production of major chemical products, such as synthetic resins, synthetic fibres, monomers and polymers for synthetic fibres and synthetic rubbers, all increased significantly. As a result of the Company's endeavors to improve product mix and increase the production of market-adapted and high value-added products, ratio of performance compound of synthetic resin and differential fibre were increased significantly. Furtherm ore, the Company actively tapped the market and accomplished the targeted production and sales volumes. In addition, the Company achieved remarkable results in improving the marketing network of acrylic fibre, optimising allocation of resources and customers, improving the quality of customer services and unifying marketing mode. This enabled the Company to collect valuable experiences for the future reform of its chemical marketing system.

               Production of Major Chemicals

               The operating data of 2003 and 2004 listed in the table below include the data of Maoming Ethylene and the chemical assets acquired from Sinopec Group in 2004, while those of 2002 do not.

                                                                                            Unit: 1,000 tonnes


                                                                                                       Changes
                                                                                                     from 2003
                                                                   2004         2003         2002  to 2004 (%)

               Ethylene                                           4,074        3,982        2,716         2.31
               Synthetic resins                                   6,221        5,805        4,005         7.17
               of which: performance compound resins              3,034        2,707        1,847        12.08
               Synthetic rubbers                                    561          553          458         1.45
               Monomers and polymers for Synthetic fibres         6,021        5,633        3,834         6.89
               Synthetic fibres                                   1,654        1,659        1,153        (0.30)
               of which: differential fibres                        753          623          402        20.87
               Urea                                               2,630        2,028        2,666        29.68

          (5)  Research and development

               In 2004, the Company proactively developed core technology and proprietary technology for its principal operations and achieved fruitful results of 639 domestic patents and 48 foreign patents being authorised. Breakthrough was achieved in exploration in marine phase sedimentary structure in southern China. Additionally, the Company successfully developed technologies to improve recovery rate in oil fields with complex faultage, flexible and diversified FCC technology (FDFCC), sulfur removal and olefin content reduction technology through selective hydrofining of catalytic gasoline (RIDOS), and 150 thousand tonnes per year three-reactor PET technology.

               New progress was made in the construction of information system. The ERP system was deployed at 23 entities and its integrated advantage became more prominent. The comprehensive oil field management system and the Ningbo-Shanghai-Nanjing crude oil pipeline transportation and distribution management system were completed and put into operation. Moreover, the application of IC cards at petrol stations achieved remarkable progress with total number of customers exceeded 2 million. Over 10,000 COCO petrol stations have been equipped with IC card facilities and the vision of "One card in hand, fueling nationwide" becomes more accessible.

          (6)  Cost saving

               In 2004, the Company adopted a series of measures to reduce costs: optimising the allocation of resources and logistics system to reduce the transportation costs, increasing processing volume of sour crude to reduce procurement cost of crude oil and optimising the operation of facilities to cut down material and energy consumption. In 2004, the Company's cost reduction totalled RMB 2.951 billion, which is RMB 451 million more than the original target of RMB 2.5 billion. The breakdown is as follows: RMB 660 million from the Exploration and Production Segment, RMB 660 million from the Refining Segment, RMB 731 million from the Chemicals Segment and RMB 900 million from the Marketing and Distribution Segment.

          (7)  Capital expenditure

               In 2004, according to the prevailing market conditions and our continued focus on our development strategies and core business, the Company adjusted and improved its investment structure, strictly followed investment decision making procedures and management methods and strengthened management of key construction projects. As a result of the above efforts, projects construction was accelerated. In 2004, the Company's total capital expenditure was RMB 64.759 billion, among which the capital expenditure of the Exploration and Production Segment was RMB 21.234 billion. The Company enhanced oil reserves as well as production of crude oil and natural gas, and further improved its profile of the possible, probable and proved reserves. As a result, remarkable achievements were made in the exploration and development projects in the matured fields in eastern China, newly developed fields in western China and marine phase blocks in southern China. In addition, the Company's proved reserves of crude oil increased by 284 million barrels, and natural gas increased by 352 billion cubic feet. The capital expenditure of the Refining Segment was RMB
               14.272 billion. The newly added primary refining capacity was
               8.3 million tonnes/year, the newly added hydro-refining capacity was 4 million tonnes/year, and the newly added delayed coking capacity was 3.9 million tonnes/year. The upgrading projects for improving oil product quality were progressing smoothly and the Ningbo-Shanghai-Nanjing crude oil pipeline was completed and put into operation. The capital expenditure of the Marketing and Distribution Segment was RMB16.678 billion, which was principally used for the construction of pipelines for refined oil products and further optimising marketing networks for refined oil products by acquiring, building and upgrading petrol stations. As a result, in 2004, the number of COCO petrol stations was up by 2,075, securing the Company's leading position in its principal market and raising brand awareness and customer loyalty. The capital expenditure of the Chemicals Segment was RMB 11.025 billion. With the investment, our ethylene capacity was increased by 270,000 tonnes/year, synthetic resin capacity increased by 700,000 tonnes/year, and capacity of monomers and polymers for synthetic fibres increased by 360,000 tonnes/year. The coal gasification projects for chemical fertiliser facilities progressed smoothly. The capital expenditure of the Company's headquarters and others totalled RMB 1.55 billion, with which the construction of information system achieved new progress.

               In addition, such joint venture projects as Shanghai Secco progressed smoothly, capital expenditure was RMB 6.5 billion in total.

          (8)  Cooperation with foreign partners

               In 2004, the Company's major joint ventures progressed smoothly. The ethylene joint venture with BP in Shanghai has been successfully commissioned, and that with BASF in Nanjing is currently in the commissioning phase. The joint venture with Shell for coal gasification in Hunan province is under construction and estimated to be completed by the end of 2005. The joint venture with ExxonMobil and Saudi Aromco for an integrated oil refining and chemical project in Fujian is under preparation. The joint ventures for the retail of refined oil products with BP and Shell in Jiangsu and Zhejiang, respectively, were formally put into operation.

     6.1.2        Management's Discussion And Analysis

          The financial information presented in the following discussion and analysis is derived from the Company's audited financial statements that have been prepared in accordance with International Financial Reporting Standard ("IFRS").

     6.1.2.1      Consolidated Results of Operations

          In 2004, the Company's turnover and other operating revenues were RMB 619.8 billion and the operating profit was RMB 63.1 billion, representing an increase of 38.0% and 62.2% over those in the previous year respectively. These results are largely attributable to a number of factors. First, the international crude oil prices continued to be volatile and remained at a high level, the chemical industry was on the up trend cycle, and the domestic economy consistently maintained fast growth, all of which resulted in strong demand for chemical products and high prices of chemical products, which, in turn, provided favorable conditions for the Company to maximise its returns. Second, by taking the advantage of the favorable opportunities, the Company proactively developed the market, increased the sales of refined oil products, maintained steady growth in oil and gas production and increased the throughput of crude oil and production of chemical products. In addition, the Company continued to strive for better operating results through strengthening internal management, furthering corporate reforms and improving asset structure.

          The following table sets forth the major items in the consolidated income statement of the Company for the indicated periods.

                                                                          Year ended 31 December
                                                                      2004              2003            Change
                         RMB millions RMB millions (%)

          Turnover and other operating revenues                    619,783           449,001              38.0
          Of which: Turnover                                       597,197           429,949              38.9
                    Other operating revenues                        22,586            19,052              18.5
          Operating expenses                                      (556,714)         (410,118)             35.7
          Of which:
          Purchased crude oil, products and
            operating supplies and expenses                       (443,590)         (313,238)             41.6
          Selling, general and administrative expenses             (31,843)          (27,228)             16.9
          Depreciation, depletion and amortization                 (32,342)          (27,951)             15.7
          Exploration expenses (including dry holes)                (6,396)           (6,133)              4.3
          Personnel expenses                                       (18,634)          (16,972)              9.8
          Employee reduction expenses                                 (919)           (1,040)            (11.6)
          Taxes other than income tax                              (16,324)          (13,581)             20.2
          Other operating expenses, net                             (6,666)           (3,975)             67.7
          Operating profit                                          63,069            38,883              62.2
          Net finance costs                                         (4,371)           (4,463)             (2.1)
          Investment income, share of profit less
            losses from associates and gain from
            issuance of shares by a subsidiary                         908               621              46.2
          Profit from ordinary activities before taxation           59,606            35,041              70.1
          Taxation                                                 (17,815)          (10,645)             67.4
          Profit from ordinary activities after taxation            41,791            24,396              71.3
          Minority interests                                        (5,772)           (1,972)            192.7
          Profit attributable to shareholders                       36,019            22,424              60.6

          (1)  Turnover and other operating revenues

               In 2004, the Company's turnover and other operating revenues were RMB 619.8 billion, of which, the turnover was RMB 597.2 billion, representing an increase of 38.9% compared with 2003. In 2004, the Company captured the opportunity of the increased prices of crude oil and petrochemical products in the international market, expanded the sales volume of its major petrochemical products and optimized marketing structure. In 2004, the Company's other operating revenues went up to RMB
               22.6 billion, representing an increase of 18.5% compared with 2003. The increase in "other operating revenues" were mainly due to the increase in sales revenue from its sale of raw and auxiliary materials to Sinopec Group Company and third parties.

               The following table sets forth the Company's external sales volume, average realized prices and their changes in percentage from 2003 to 2004.

                                                                                         Averaged realized
                                                                                        prices (RMB/tonne,
                                                            Sales volume                   RMB/thousand
                                                          (thousand tonnes)                cubic meters)
                                                      2004       2003   Changes      2004       2003   Changes
                                                                            (%)                            (%)
               Crude oil                             6,012      7,219     (16.7)    1,872      1,493      25.4
               Natural gas (million cubic meters)    3,775      3,405      10.9       609        591       3.0
               Gasoline                             27,353     23,356      17.1     3,765      3,298      14.2
               Diesel                               60,419     47,290      27.8     3,221      2,794      15.3
               Kerosene                              5,680      4,810      18.1     2,923      2,361      23.8
               Basic chemical feedstock              6,664      5,712      16.7     4,429      3,642      21.6
               Synthetic resin                       5,401      5,097       6.0     7,986      6,017      32.7
               Synthetic fibre                         556        555       0.2    10,238      8,513      20.3
               Synthetic rubber                      1,741      1,720       1.2    10,818      9,300      16.3
               Monomers and polymers
                 for synthetic fibre                 2,704      2,622       3.1     8,022      5,791      38.5
               Chemical fertilizer                   2,622      2,001      31.0     1,355      1,165      16.3

               Most of the crude oil and a small portion of the natural gas produced by the Company were internally used for refining and chemicals production. The remaining was sold to the refineries of Sinopec Group Company and other customers. In 2004, the turnover from crude oil and natural gas that were sold externally amounted to RMB 16.0 billion, accounting for 2.6% of the Company's turnover and other operating revenues, representing an increase of 6.9% compared with that in 2003. The increase was mainly due to the increase in crude oil price and expansion of natural gas business.

               The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined petroleum products) to third parties. In 2004, the external sales revenue of petroleum products by these two segments were RMB 406.2 billion, accounting for 65.5% of the Company's turnover and other operating revenues, representing an increase of 40.2% compared with that in 2003. The increase was mainly due to the rise of gasoline and diesel prices and also due to the Company's proactive efforts in increasing sales volume, optimising marketing structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 314.2 billion, accounting for 77.4% of the total sales revenue of petroleum products, representing an increase of 42.5% over that in 2003. The sales revenue of other refined petroleum products was RMB 92 billion, accounting for 22.6% of the total sales revenue of petroleum products, representing an increase of 33.2% compared with 2003.

               The Company's external sales revenue of chemical products was RMB 126 billion, accounting for 20.3% of its turnover and other operating revenues, representing an increase of 37% compared with that in 2003. The increase was mainly due to the fact that the Company captured the opportunity of the significant increase of chemical product prices and the increase of sales volume by the Company.

          (2)  Operating expenses

               In 2004, the Company's operating expenses amounted to RMB 556.7 billion, representing an increase of 35.7% compared with 2003. The operating expenses mainly consisted of the following:

               Purchased Crude Oil, Products, and Operating Supplies and
               Expenses

               In 2004, the Company's costs for purchased crude oil, products and operating supplies and expenses were RMB 443.6 billion, accounting for 79.7% of the total operating expenses, representing an increase of 41.6% compared with 2003. The costs of pruchased crude oil was RMB 232.6 billion, accounting for 41.8% of the total operating expenses, representing an increase of 41.5% compared with 2003. To meet the increasing demands in the market associated with the rapid growth of the Chinese economy, the Company increased its throughput of crude oil purchased from third parties. In 2004, the throughput of the Company's crude oil purchased externally was RMB 100.62 million tonnes (excluding amounts processed for third parties), representing an increase of 13.6% compared with 2003. Average cost for crude oil purchased externally in 2004 was RMB 2,312 per tonne, representing an increase of 24.6% compared with 2003.

               In 2004, the Company's other purchase expenses were RMB 211 billion, accounting for 37.9% of the total operating expenses, up by 41.7% compared with 2003. This increase was mainly due to the increase in costs of refined oil products and chemical feedstock purchased externally.

               Selling, general and administrative expenses

               In 2004, the Company's selling, general and administrative expenses totalled RMB 31.8 billion, representing an increase of 16.9% compared with 2003. Such an increase was largely due to:

               o An increase in the total sales volume of refined oil products and an increase of sales through retail and direct distribution. The increase in sales volume resulted in an increase of selling expenses, such as transportation cost, by RMB 1.9 billion compared with 2003.

               o    An increase in repairing and maintenance expenses by RMB
                    1.1 billion compared with 2003 due to the additions of property, plant and equipment and the increase in maintenance activities related to petrol stations.

               o An increase in operating lease rentals by RMB 700 million compared with that in 2003. The increase was mainly due to the increase in rental of operating facilities such as petrol stations from third parties and rental of land and buildings from related parties.

               o Active promotion of Sinopec's overall image, which resulted in increased advertising expenses by RMB 700 million compared with 2003.

               Depreciation, depletion and amortization

               In 2004, the Company's depreciation, depletion and amortization were RMB 32.3 billion, up by 15.7% over 2003. The increase was mainly because of the additions of property, plant and equipment as a result of capital expenditure.

               Exploration expenses

               In 2004, the Company's exploration expenses were RMB 6.4 billion, representing an increase of 4.3% compared with 2003. The increase was principally due to the increase by the Company of its investment in exploration activities in major new blocks in the western and southern parts of China.

               Personnel expenses

               In 2004, the Company's personnel expenses were RMB 18.6 billion, representing an increase of 9.8% compared with 2003. The increase was largely due to the implementing by the Company of the market-rate based employee compensation system resulting in increased employee wages and salaries. The new compensation system also resulted in an increase of contribution to staff retirement plans accordingly.

               Employee reduction expenses

               In 2004, in accordance with the Company's voluntary employee reduction plan, and in connection with the acquisition of petrochemical and catalyst assets from and the disposal of downhole assets to Sinopec Group Company, the Company recorded employee reduction expenses of approximately RMB 0.9 billion relating to the reduction of approximately 24,000 employees, down by RMB 0.1 billion compared with that in 2003.

               Taxes other than income tax

               In 2004, the Company's taxes other than income tax were RMB
               16.3 billion, representing an increase of 20.2% compared with 2003. The increase was largely due to the increase of consumption tax and associated city construction taxes and education surcharges as a result of the increased sales volume of gasoline and diesel of the Company.

               Other operating expenses, net

               In 2004, the Company's other operating expenses, net were RMB
               6.7 billion, representing an increase of 67.7% compared with 2003. The increase was largely due to the following reason: In order to allocate its internal resources more efficiently, the Company revised the production plans in 2004, and accordingly made a provision for impairment loss on certain less efficient chemical facilities, petrol stations and depots on the difference between the estimated recoverable value and the net book value of these assets amounting RMB 3.9 billion, representing an increase of RMB 3 billion compared with 2003. Meanwhile, disposals of assets decreased in 2004.

          (3)  Operating profit

               In 2004, the Company's operating profit was RMB 63.1 billion, representing an increase of 62.2% compared with 2003.

          (4)  Net finance costs

               In 2004, the Company's net finance costs were RMB 4.4 billion, down by 2.1% compared with 2003.

          (5)  Profit from ordinary activities before taxation

               In 2004, the Company's profit from ordinary activities before taxation was RMB 59.6 billion, representing an increase of 70.1% compared with 2003.

          (6)  Taxation

               In 2004, the Company's taxation was RMB 17.8 billion, representing an increase of 67.4% compared with 2003.

          (7)  Minority interests

               In 2004, the Company's minority interests were RMB 5.8 billion, representing an increase of 192.7% compared with 2003. The increase was mainly due to the return of the subsidiaries of the Company increased as compared with 2003.

          (8)  Profit attributable to shareholders

               In 2004, the Company's profit attributable to shareholders was RMB 36 billion, representing an increase of 60.6% compared with 2003.

     6.1.2.2   Assets, Liabilities, Shareholders' Funds, and Working Capital

          The Company's primary sources of funding were from operating activities, short-term and long-term borrowings, and primary uses of funds were for operating expenses, capital expenditures and repayments for short-term and long-term loans.

          (1)  Assets, liabilities and shareholders' funds

                                                                                            Unit: RMB millions

                                                                               As at 31 December
                                                                      2004              2003           Changes
               Total assets                                        474,594           420,184            54,410
                 Current assets                                    120,271           103,039            17,232
                 Non-current assets                                354,323           317,145            37,178

               Total liabilities                                   250,508           222,618            27,890
                 Current liabilities                               146,277           129,272            17,005
                 Non-current liabilities                           104,231            93,346            10,885
               Minority interests                                   31,046            26,051             4,995
               Net assets                                          193,040           171,515            21,525

               Shareholders' fund                                  193,040           171,515            21,525
                 Share capital                                      86,702            86,702                 --
                 Reserves                                          106,338            84,813            21,525

               The Company's total assets were RMB 474.594 billion, up by RMB
               54.41 billion compared with those at the end of 2003, of which the current assets were RMB 120.271 billion, up by RMB 17.232 billion compared with those at the end of 2003. The change was mainly due to the increase in inventories as a result of price and volume increase of crude oil and petrochemical products. The Company's non-current assets were RMB 354.323 billion, up by RMB 37.178 billion compared with those at the end of 2003. The change was primarily attributable to the additions of property, plant and equipment which were up by RMB 13.392 billion in value, while the construction in progress were up by RMB 16.831 billion in value.

               Total liabilities were RMB 250.508 billion, up by RMB 27.89 billion compared with those at the end of 2003, of which the current liabilities were RMB 146.277 billion, up by RMB 17.005 billion compared with those at the end of 2003. The change was mainly due to the increase in accounts payable and bills payable in total by RMB 7.003 billion to cope with increased production volume, and the increase of the Company's short-term debt by RMB 6.975 billion. Non-current liabilities were RMB
               104.231 billion at the end of 2004, up by RMB 10.885 billion compared with those at the end of 2003. The change was mainly due to the fact that long-term loans of the Company were up by RMB 10.291 billion compared with those at the end of 2003.

               Shareholders' funds were RMB 193.04 billion at the end of 2004, up by RMB 21.525 billion compared with that at the end of 2003, representing an increase in the reserves by RMB 21.525 billion.

          (2)  Cash flow

               In 2004, net increase in cash and cash equivalent was RMB 117 million (i.e. an increase from RMB 16,263 billion as at 31 December 2003 to RMB 16.381 billion as at 31 December 2004).

               The following table shows the major items on the consolidated cash flow statements.

                                                                                          (Unit: RMB millions)


                                                                                           Years ended
                                                                                           31 December
               Major items of cash flows                                                2004              2003
               Net cash flow from operating activities                                69,081            62,097
               Net cash flow from investing activities                               (73,992)          (50,690)
               Net cash flow from financing activities                                 5,028           (14,473)
               Net increase/(decrease) in cash and cash equivalents                      117            (3,066)

               o Net cash inflow from operating activities was RMB 69.081 billion.

                  In 2004, profit from ordinary activities before taxation was RMB 59.606 billion; depreciation, depletion and amortization were RMB 32.342 billion; after adjusting the non-cash expense items, the adjusted cash flow from operating activities was RMB 100.529 billion. Major non-cash expense items were: costs of dry holes of RMB 2.976 billion, losses from disposals of properties, plants and equipment of RMB
                  1.686 billion, and impairment losses on long-lived assets of RMB 3.919 billion.

                  The changes in operating-related account receivable and payable items reduced cash inflow by RMB 14.565 billion. In order to meet the market demand, the Company expanded production and operation, as a result, the working capital required by the ordinary business increased, of which, the increase of inventory led to a decreased cash inflow of RMB
                  16.526 billion, the increase of bill receivable, accounts receivable and other current assets contributed to a decreased cash inflow of RMB 7.855 billion. Due to the expanded business activities and increased purchasing costs, cash inflow of accounts payable and bill payable increased by RMB 7.129 billion, and other operating-related account receivables and payables increased the cash inflow by RMB
                  2.687 billion.

                  After adjusting the non-cash expense items and account receivable and payable items with regard to the profit from ordinary activities before taxation, and deducting the cash outflow for payment of income tax totaling RMB 16.883 billion, the net cash flow from operating activities was RMB
                  69.081 billion.

               o Net cash flow for investing activities was RMB 73.992 billion.

                  The net cash outflow for investing activities mainly represented the cash outflow for capital expenditure by the Company of RMB 67.583 billion and by the Company's joint ventures of RMB 6.035 billion.

               o Net cash flow from financing activities was RMB 5.028 billion.

                  The net cash inflow from financing activities increased because the amount of newly added bank loans and other loans by the Company and its joint ventures was larger than the amount of repayments of bank loans and other loans, resulting in a cash inflow of RMB 13.645 billion. However, the effect was partly offset by the final dividend for 2003 and interim dividend for 2004 distributed by the Company, which resulted in a cash outflow of RMB 8.67 billion.

                  During 2004 the Company captured the opportunity of robust market demand resulting in such a remarkable increase in cash flow from operating activities. At the same time, in order to enhance its market-leading position, the Company increased its capital expenditure. In addition, the Company tightened its control on cash management and strictly controlled the scale of cash and cash equivalent, as a result, the overall efficiency of the Company improved.

          (3)  Contingent liabilities

               Refer to the descriptions under paragraph 7.3 "Major Guarantees" in the section headed "Significant Events".

          (4)  Capital expenditure

               Refer to the descriptions under paragraph 6.1.1 "Business Review" in the section headed "Report of the Board of Directors".

          (5)  Research and development expenses and environmental expenses

               Research and development expenses refer to the expenses that have been recognized during the period in which they incurred. In 2004, the Company's research and development expenses were RMB 1.518 billion.

               Environmental expenses refer to the normal routine pollutant discharge fees paid by the Company, excluding any capitalised costs of pollutant discharge facilities. In 2004, the Company's environmental expenses were RMB 248 million.

          (6) Analysis of financial statements prepared under the PRC Accounting Rules and Regulations

               The following table sets forth each of its segments' income and profit from principal operations, costs of principal operations, taxes and surcharges, as prepared under the PRC Accounting Rules and Regulations.


                                                                                           Years ended
                                                                                           December 31
                                                                                        2004              2003
                                                                                RMB millions      RMB millions
               Income from principal operations
               Exploration and Production Segment                                     76,023            62,223
               Refining Segment                                                      352,548           266,253
               Marketing and Distribution Segment                                    345,671           240,812
               Chemicals Segment                                                     122,118            82,334
               Others                                                                 79,145            60,600
               Elimination of inter-segment sales                                   (384,873)         (295,031)

               Income from principal operations                                      590,632           417,191

               Cost of sales, sales taxes and surcharges
               Exploration and Production Segment                                     36,073            31,596
               Refining Segment                                                      340,360           254,360
               Marketing and Distribution Segment                                    306,309           210,456
               Chemicals Segment                                                      96,994            73,116
               Corporate and Others                                                   78,410            59,984
               Elimination of the cost of inter-segment sales                       (382,736)         (293,037)

               Cost of sales, sales taxes and surcharges                             475,410           336,475

               Profit from principal operations
               Exploration and Production Segment                                     37,997            28,785
               Refining Segment                                                       12,005            11,741
               Marketing and Distribution Segment                                     39,362            30,356
               Chemicals Segment                                                      25,123             9,218
               Corporate and Others                                                      735               616

               Profit from principal operations                                      115,222            80,716

               Financial data prepared under the PRC Accounting Rules and
               Regulations:


                                                                                            Unit: RMB millions
                                                                      As at 31 December /
                                                                    Years ended 31 December
                                                                      2004              2003         Changes %
               Total assets                                        460,081           390,213             17.91
               Long-term liabilities                                98,407            80,109             22.84
               Shareholders' fund                                  186,350           162,946             14.36
               Profit from principal operations                    115,222            80,716             42.75
               Net profit                                           32,275            19,011             69.77

               Reason for changes

               Total assets: At the end of 2004, the Company's total assets were RMB 460.081 billion, up by RMB 69.868 billion compared with 2003. This change was mainly due to the increase of investments in fixed assets by the Company during 2004 in order to meet the market demands. As a result, fixed assets increased by RMB 40.81 billion. Current assets were up by RMB 20.138 billion, which was mainly due to the increased prices and quantity of crude oil and petrochemical products which, in turn, contributed to the increase in the value of inventory of RMB 19.003 billion. Other non-current assets were up by RMB
               8.92 billion, which was mainly due to the increase in deferred tax assets and long-term deferred expenses.

               Long-term liabilities: At the end of 2004, the Company's long-term liabilities were RMB 98.407 billion, up by RMB 18.298 billion compared with 2003. This change was largely due to the issuance of RMB 3.5 billion corporate bonds and the increase of RMB 14.866 billion in long-term loans pursuant to the Company's investment plans for various projects.

               Shareholders' funds: At the end of 2004, shareholders' funds of the Company was RMB 186.35 billion, up by RMB 23.404 billion compared with 2003. This increase was principally due to: firstly, the realized net profit in 2004 reached RMB 32.275 billion; secondly, in 2004 the distribution of its final dividend for the second half of 2003 amounted to RMB 5.202 billion and the interim dividend for 2004 totalled RMB 3.468 billion.

               Profit from principal operations: In 2004, the realised profit from principal operations was RMB 115.222 billion, up by RMB
               34.506 billion, representing a growth of 42.75% compared with 2003. This increase was mainly because in 2004, with the robust market demand and the rising prices of crude oil and petrochemical products, the Company captured market opportunities, expanded the total volume of production and sales, optimized marketing structure and managed to improve its operating results at a steady pace.

               Net profit: In 2004, the net profit realized by the Company was RMB 32.275 billion, up by RMB 13.264 billion, representing a growth of 69.77% compared with 2003. The increase was mainly due to the increase in the Company's profit from its principal operations.

          (7) Significant differences between the financial statements prepared under IFRS and U.S. GAAP

               The major differences between the Company's financial statements prepared under IFRS and US GAAP are set out in the annual report of Sinopec Corp. for the year ended 31 December 2004.

     6.2 The Principal Operations Categorized by Business Segments and the Status of the Connected Transactions

          The following data are extracted from the financial statements prepared under the PRC Accounting Rules and Regulations.

                                                                                  Increase/    Increase/       Increase/
                                                                                  Increase/    Increase/       Increase/
                                                                                   decrease     decrease        decrease
                                                                                  of income      of cost of gross profit
                                                                                       from         from          margin
                                                                                  principal    principal           ratio
                                                                                 operations   operations        compared
                                             Income                                compared     compared   with the same
                                               from        Cost of                 with the     with the       period of
          Categorized                     principal      principal              same period  same period  preceding year
          by business                    operations     operations    Gross    of preceding  of preceding    (percentage
          segments                   (RMB millions) (RMB millions)profit (%) *     year (%)      year (%)
          points)
          Exploration and production         76,023      34,929      49.98%          22.18%        14.05%          3.72
          Refining                          352,548     326,590       3.41%          32.41%        34.44%        (1.00)
          Marketing and distribution        345,671     305,690      11.39%          43.54%        45.60%        (1.22)
          Chemicals                         122,118      96,339      20.57%          48.32%        32.55%          9.37
          Others                             79,145      78,395       0.93%          30.60%        30.72%        (0.09)
          Elimination of inter-segment
            sales                          (384,873)   (382,736)        N/A             N/A           N/A           N/A
          Total                             590,632     459,207      19.51%          41.57%        42.12%          0.16
          Of which: Connected transactions   58,732      54,197       7.35%          85.58%        92.91%        (3.32)

          Details of connected
            transactions               Refer to descriptions under paragraph
                                       7.4 "Connected Transactions Entered
                                       into by the Company during the Year" in
                                       the section headed "Significant Events"

          Principle of pricing for     (1) Government-prescribed prices and
            connected transactions     government-guided prices are adopted
                                       for products or projects if such prices
                                       are available; (2) Where there is no
                                       government-prescribed price or
                                       government-guided price for products or
                                       projects, the market price (inclusive
                                       of bidding price) will apply; (3) Where
                                       none of the above is applicable, the
                                       price will be decided based on the cost
                                       incurred plus a reasonable profit of
                                       not more than 6% of the price

          Of which:                    During the period of the annual report,
                                       Sinopec Corp. provided goods and
                                       services to its controlling
                                       shareholder, and to its own
                                       subsidiaries, which constituted
                                       connected transactions amounted to RMB
                                       51.279 billion

          * Gross profit = Profit from principal operations/income from principal operations

     6.3  Principal operations in different regions

           |_| Applicable           X  Not applicable

     6.4  Information about suppliers and customers

          Total amount of purchase from the top          80,600   Percentage in Sinopec Corp.'s         37.82%
            five suppliers (RMB million)                          total amount of purchase
          Total amount of sales to the top five          58,700   Percentage in Sinopec Corp.'s          9.94%
            customers (RMB million)                               total amount of sales

     6.5 Operations of equity subsidiaries (applicable to the circumstance when the return on investment is more than 10% of the listed company's net profit)

           |_| Applicable           X  Not applicable

     6.6 Explain the reason of material changes in the principal operations and their structure

           |_| Applicable           X  Not applicable

     6.7 Explain the reason of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year

           |_| Applicable           X  Not applicable

     6.8 Analyze the reason of material changes in operating result and profit composition as compared to the preceding year

          |_| Applicable            X  Not applicable

          See 6.1.1 "Business Review" and 6.1.2 "Management's Discussion And Analysis" under the section headed "Report of the Board of Directors".

          Analyze the reason of material changes in the overall financial position as compared to the preceding year

          X  Applicable             |_| Not applicable

          See 6.1.1 "Business Reveiw" and 6.1.2 "Management's Discussion And Analysis" under the section headed "Report of the Board of Directors".

     6.9 Explanation of the material changes in operating environment and macro policies and rules and regulations that have produced, are producing or will produce significant influences on the company's financial conditions and operating result

           |_| Applicable           X  Not applicable

     6.10 Fulfillment of the predicted profit

           |_| Applicable           X  Not applicable

     6.11 Fulfillment of the operating plan

           |_| Applicable           X  Not applicable

          The Company has not disclosed the Operating Plan for year 2004 (e.g. revenue, cost and expenses etc), and therefore it is not applicable.

     6.12 Use of the proceeds from share issue

          X Applicable              |_| Not applicable

     6.12.1   Use of the proceeds from A share issue

                                                                                                          Unit: RMB billion

          Total proceeds from share issue after deducting the issurance expenses                                      11.648
          Total amount of proceeds used in this year                                                                   1.061
          Total amount of proceeds already used                                                                       11.037

                                                                                                Whether              Whether
          Projects                                Proposed                                  the planned         the expected
          under                                 investment        Any      Actual           progress is            return is
          commitment                          in this year     change  investment     Yield   satisfied            satisfied

          Southwest refined oil product
            pipeline project                         1.061         No       1.061        --         Yes                   --

          Reason of failure to satisfy the planned   Southwest retained oil product pipeline is expected to be put into operation in 2005. The project is on schedule.
             progress and expected return
          Reason and procedure of change         No

     6.12.2  Change of projects

           |_| Applicable          X   Not applicable

     6.13 Projects not funded by proceeds from share issue

           X  Applicable           |_| Not applicable

                                                        Capital
                                                     investment
          Project name                               in project   Project progress            Profit from project
                                                  (RMB billion)
          Exploration and production segment:
            Development in Shengli Oilfields and          21.234  progressing smoothly      Realized optimization of reserves and
            capacity building in Xinjiang Tahe oilfield                                     growth of oil and gas production,
                                                                                            reinforced the foundation of its
                                                                                            resources, and rationalized the
                                                                                            possible, probable and proved reserves

          Refining segment:
            Expansion of refining capacity and            14.272  a batch of upgrading      Newly added 8.3mmta crude-run capacity,
            projects for improving product quality                projects, which aimed     4mmta hydra-fining capacity and 3.9mmta
                                                                  to improve the product    delayed coking capacity
                                                                  quality, have been built
                                                                  and put into production

          Marketing and distribution segment:
            Mainly for construction of new pipeline for   15.617  Net increase in number     Further optimized the marketing
             refined oil products and acquisition,                of petrol stations         networks and secured our leading
             construction and renovation of petrol                is 2,075                   position in the principal market
             stations                                                                        and raised brand awareness and
                                                                                             further enhanced customer loyalty

          Chemicals segment:
            Revamping of Qilu Ethylene Plant             11.025  Qilu Ethylene is expected   Newly added  270mta of ethylene
            and fertilizers facilities                           to commence operation  in   capacity, 370mta of PVC capacity and
                                                                 the third quarter of 2004;  360mta synthetic fibre monomer and
                                                                 fertilizer facilities       polymer capacity
                                                                 revamping progressing
                                                                 smoothly

          Corporate and others segment:
            Mainly for construction of the Company's     1.55    progressing smoothly        The efficiency of management
            information system                                                               was increased

          Total                                         63.698   --                          --

          Construction of joint ventures such as         6.500   progressing smoothly        Mechanical completion
          BASF-YPC and Secco                                                                 realised for
                                                                                             BASD-YPC and Secco

     6.14 Explanation of the board of directors about the accounting firm's "non-standard comments"

           |_| Applicable           X  Not applicable

     6.15 Operating plan for the new fiscal year formulated by the Board of Directors

     Business Prospect

     6.15.1       Market Outlook

          In 2005, it is estimated that the global economy will remain in stable growth. International crude oil prices will remain high and is expected to be at a fluctuating state, and the global chemical industry will still stay at a cyclical upturn. China's economy is expected to continue to grow rapidly, which will in turn drive the growth of the domestic demands for refined oil products and petrochemical products, creating rooms for the development of petroleum and petrochemical industries. Meanwhile, the openness of domestic retail market for refined oil products and the decrease of the import duty for chemical products will give rise to competitions in the domestic market.

     6.15.2       Production and Operation

          Faced with the opportunities and challenges in 2005, the Company intends to adopt a flexible operating strategy and focus on the following areas:

          Exploration and Production Segment The Company will make further efforts in exploration and development and increasing types of supplemental resources to ensure the stable growth of oil and gas production. Moreover, the Company will strive hard to increase production and efficiency by enhancing the recovery rate and commodity rate of oil and gas. In 2005, the Company plans to produce 39 million tonnes of crude oil and 6.07 billion cubic meters of natural gas. The Company also intends to increase its production capacity of crude oil by 6.05 million tonnes per year and natural gas by 2.3 billion cubic meters per year.

          Refining Segment The Company will reinforce management and ensure safe, stable, sustained, full-load and optimal operation of its facilities. The projected processing volume of crude oil in 2005 is 143 million tonnes. The Company will strive to increase production of refined oil products and light chemical feedstock. Optimisation of resource allocation, adjustment to structure and improvement of quality will be our main focus in 2005. The Company also proposes to raise production of LPG, propylene, aromatics and high-grade road asphalt. The Company will further increase the major techno-economic indicators of oil refining with target for light products yield at 74.1% and refining yield at 92.9%.

          Marketing and Distribution Segment The Company will further improve marketing networks and optimise marketing structure. Meanwhile, the Company will adjust its marketing strategies, make efforts to expand its total sales volume based on the market demands, and optimise resource allocation and logistics network. In 2005, the Company plans to achieve a total domestic sales of refined oil products of 102 million tonnes, including retail sales of 57.50 million tones and direct distribution of 22.50 million tonnes.

          Chemicals Segment Efforts will be made to ensure safe, stable, sustained, full-load and optimal operation of facilities and put the two ethylene joint venture projects into operation. The Company will speed up the reform of the chemical marketing system to improve the competitiveness of chemical products. The Company will resort to scientific and technological advancement to increase the production of high value-added products, performance compound resins and differential fibres. In 2005, the Company plans to produce 5.19 million tonnes of ethylene, 7.47 million tonnes of synthetic resins,
          0.55 million tones of synthetic rubbers, 1.61 million tones of synthetic fibre and 6.69 million tones of synthetic fibre monomers and polymers.

          Scientific and Technological Development The Company will accelerate the development of core technology and proprietary technology and further build up technological advantages for core businesses development. The Company will carefully arrange for the development of key technologies, involving increase in reserves and stable production in oil fields in eastern China, exploration and development of new oil fields, natural gas development in Ordors and Sichuan, upgrading of oil product quality, construction of Qingdao Refinery and the second round revamping of Maoming Ethylene. In addition, the Company will attach great importance to the development of new high value-added products and the promotion of scientific and technological research results to serve as the technological support for reduction of costs and sharpening of products competitive edge.

          Cost Saving In 2005, the Company will, depending on scientific and technological advancement, reinforce management practices, deepen reforms and enhance operating efficiency. It plans to achieve a cost saving of RMB 2.5 billion, among which Exploration and Production Segment plans to achieve a cost saving by RMB 600 million, Refining Segment RMB 600 million, Chemicals Segment RMB 700 million, and Marketing and Distribution Segment RMB 600 million.

          Capital Expenditure In 2005, the Company's capital expenditure is planned to be RMB 62 billion. The projected expenditure for Exploration and Production Segment is RMB 22.9 billion, Refining Segment is RMB 16.127 billion, Chemicals Segment is RMB 10.373 billion, Marketing and Distribution Segment is RMB 11 billion, Corporate and Others is RMB 1.6 billion. In 2005, capital expenditure will be engaged in the following areas: In Exploration and Production Segment, the Company will carry out the operation notion of oil reserves and strive to expand qualified resources, improve the profile of oil and gas reserves and increase production of oil and gas. In Refining Segment, the Company intends to complete the second-phase of Ningbo-Shanghai-Nanjing crude oil pipeline, construct the crude oil pipeline along the Yangtze River, and speed up the revamping of selected refining projects. In Chemicals Segment, the Company will focus on the revamping and construction of large-scale ethylene, aromatics and PTA facilities and accelerate the coal gasification projects. In Marketing and Distribution Segment, the Company will improve the marketing networks continually, build, acquire and upgrade petrol stations, optimise layout of depots, promote pipeline transportation, improve operating efficiency, and put the southwest refined oil product pipeline into operation in the first half of 2005. Moreover, the Company will speed up the application of petrol IC cards to increase marketing level based on information technologies.

          Workforce downsize The company plans to reduce the number of employees by more than 15,000 in 2005 (including the downhole operation workers). By the end of 2005, the workforce size is expected to be around 370,000. In this case, the accumulative number of persons laid-off by the end of 2005 will amount to 140,000.

          In addition, the Company will continue to improve foreign cooperation. The two ethylene joint ventures with BASF and BP will be put into commercial operation in the first half of 2005 and progress of Fujian integrated project will be accelerated. The Company will, according to the schedule and scale of construction determined by the board of directors of the two joint ventures and the Company's percentage of shareholdings in the joint ventures, inject investment in a timely manner. These investments will be accounted for as the Company's investment in associates as appropriate.

          With the practical and down-to-earth efforts made by our employees, we are confident that, in the forthcoming year, the Company will improve its production and operating results, deepen corporate reform, strengthen structural adjustment and realize the sustained and effective development.

          Profit forecast for the new fiscal year

           |_| Applicable           X  Not applicable

     6.16 Plan of the board of directors for profit appropriation or transfer of statutory surplus reserve to capital for this year

          According to the consolidated income statement prepared pursuant to the PRC Accounting Rules and Regulations and the consolidated income statement prepared pursuant to IFRS, the Company's audited net profit in 2004 was RMB 32.275 billion and RMB 36.019 billion respectively. In accordance with the provisions of the Sinopec Corp.'s Articles of Association, the appropriation of the profit after tax for the relevant fiscal year would be conducted on the basis of the net profit as determined in accordance with the PRC Accounting Rules and Regulations or under IFRS, whichever is lower. Thus, on the basis of the net profit of Sinopec Corp. of RMB 32.275 billion, after the transfer of 10% to the statutory surplus reserve (RMB 3.228 billion) and 10% to the statutory public welfare fund (RMB 3.228 billion) from Sinopec Corp.'s net profit, adding the undistributed profit brought forward from the preceding year from and the deduction of the final dividend for year 2003 (RMB 5.202 billion) and the interim dividend for 2004 (RMB 3.468 billion) distributed in 2004, the amount of distributable profit of Sinopec Corp. of 2004 was RMB 37.124 billion. On the basis of the total number of 86,702,439,000 issued shares at the end of 2004, the proposed dividends to be distributed in cash would be RMB 0.12 per share (including tax) or RMB 10.404 billion in total. After the deduction of the cash dividends of RMB 0.04 per share distributed in the interim of 2004 (totalled RMB 3.468 billion), the final cash dividends for year 2004, declared after the balance sheet date, would be RMB 0.08 per share (totalled RMB 6.936 billion). This preliminary plan for profit appropriation will be subject to the consideration and approval at the Annual General Meeting of Shareholders for year 2004 to be convened on Wednesday, 18 May 2005.

          The proposed final dividend will be distributed on or before Monday, 27 June 2005 to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on Friday, 3 June 2005. The register of members of Sinopec Corp.'s H shares will be closed from Monday, 30 May 2005 to Friday 3 June 2005 (both dates are inclusive). In order to qualify for the year end dividend for H shares, the shareholders must lodge all share certificates accompanied by the transfer materials with Hong Kong Registrars Limited, at Shops 1712 to 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong before 4:00 p.m. on Friday, 27 May 2005 for registration.

          Dividend will be denominated and declared in Renminbi. The dividend for holders of domestic shares will be paid in Renminbi and the dividend for holders of foreign shares will be paid in Hong Kong dollars. The exchange rate for the dividend to be paid in Hong Kong dollars will be the mean of the exchange rates of Hong Kong dollars to Renminbi as announced by the People's Bank of China during the week prior to the date of declaration of dividend.

          The Company recorded profit during the period of the annual report but no profit appropriation proposal has been declared.

           |_| Applicable           X  Not applicable

ss.7.  Significant events

     7.1  Acquisition of assets

          X Applicable              |_| Not applicable


                                                               Net profit
                                                       contributed to the
                                                           listed company
                                                            in the period            Connected         Whether          Whether
                                                            from the date   transaction or not   the ownership   liabilities of
 Counterpart of                                            of acquisition     (If yes, explain assets has been  assets has been
 transaction and             Date of       Acquisition         to the end  the principal price     transferred      transferred
 the assets acquired     Acquisition             price       of this year    of determination)          or not           or not

  1. Acquisition of 100% Jun. 30, 2004 RMB0.23 billion     RMB0.027 billion                Yes             Yes              Yes
       shares of Yanhua                                                       Appraised price
       Group Tianjin Lubricant
       & Grease Company
       Limited (Jinzhi Company)

  2. Acquisition of      Dec. 31, 2004 RMB4.578 billion*                 --                Yes             Yes              Yes
       petrochemicals, catalyst,                                              Appraised price
       petrol station assets from
       the parent company

  * The consideration in acquisition agreement was RMB 4,578 billion, RMB 5.36 million was paid on the completion date. The amount of RMB 782 million represents the profits/losses of such assets for the period between the evaluation date and completion date.

     7.2  Sales of assets

         X  Applicable              |_| Not applicable

                                                   Net profit                          Connected
                                                   contributed to                      transaction
                                                   the listed                          or not (If yes,
                                                   company in the                      explain the
                                                   period from the                                     All assets     All
Counterpart of                                     date of settlement                  principle       right          liabilities
transaction and          Date of                   to the end of       Profit or loss  of price        transferred   transferred
the assets sold          settlement   Sales price  this year           from Sales      determination)  or not        or not
                                                                                        Yes, appraised
Sales of downhole        Dec. 31 2004 RMB1.748bn*  N/A                 0                price          Yes           Yes
  operation assets to
  the parent company

          *Note: The consideration in sales agreement was RMB 1.748 billion. RMB 1.712 billion was paid on the completion date. The amount of RMB 36 million represents the profits/losses of such assets for the period between the evaluation date and completion date.

          The above do not have a significant impact on the continuity of operation and the management stability of Sinopec Corp.

     7.3  Material guarantees

          X Applicable              |_| Not applicable

  Guarantees provided by the Company (excluding the guarantee provided for subsidiaries)

                               Date of                                                         Whether
                            occurrence                                                           for a
                              (date of      Guaranteed                              Whether   connected
                          execution of          amount                            completed       party
  Obligors                   agreement)  (RMB million)         Type          Term    or not (Yes or No)
  Shanghai Secco
    Petrochemical Co., Ltd.   2002.2.9          2,930       Joint and    2002.2.9        No        Yes
                                                    several liability D2021.12.20
                                                            guarantee
  Shanghai Secco
    Petrochemical Co., Ltd.   2002.2.9          4,062       Joint and     2002.2.9        No        Yes
                                                    several liability  D2013.12.20
                                                            guarantee
  BASF-YPC Co., Ltd.          2003.3.7          4,680       Joint and     2003.3.7        No        Yes
                                                    several liability  D2008.12.31
                                                            guarantee
  Yueyang Sinopec Shell     2003.12.10            377       Joint and   2003.12.10        No        Yes
    Coal Gasification Co., Ltd.                     several liability  D2017.12.10
                                                            guarantee
  Fujian Zhangzhao Expressway2003.1.21             10       Joint and    2003.1.21        No        Yes
    Service Company Limited                         several liability  D2007.10.31
                                                            guarantee
  Others 2                                         84


          Total amount of guarantee provided during the reporting period 3 RMB
          29 million Total amount of guarantee outstanding at the end of the reporting period 3 RMB 12,143 million

          Guarantees for subsidiaries
          Total amount of guarantee provided for subsidiaries during the reporting period RMB 2,483 million Total amount of guarantee for subsidiaries outstanding
            at the end of the reporting period                                               RMB 2,656 million

          Total amount of guarantee (including those provided for subsidiaries)
          Total guarantee amount 4                                                          RMB 14,799 million
          Total amount of guarantee as a percentage of the Sinopec Corp. net assets                       7.9%


          Guarantees not in compliance with the requirements of Document Zheng
          Jian Fa [2003] No. 56 5
          Amount of guarantee provided for the holding shareholder
            or the other connected parties of which less than 50%
            (not include 50%) shares are owned by Sinopec Corp.                                           None
          Amount of debt guarantee provided directly or indirectly
            for the companies with liabilities to assets ratio of over 70%                     RMB 184 million
          Whether the total guaranteed amount is over 50% of the net assets                                 No
          Total amount of guarantee not in compliance with the
            requirements of Document Zheng Jian Fa [2003] No. 56                               RMB 184 million

          Note 1: All the guarantees listed above fulfilled the specified review procedures.

          Note 2: It is the guarantee sum provided by the Company's subsidiaries in the indicated period multiplying the shareholdings held by Sinopec Corp. in the respective subsidiaries.

          Note 3: Total amount of guarantee provided during the reporting period and total amount of guarantee outstanding at the end of the reporting period include the external guarantees provided by the subsidiaries and associates. The amount of the guarantee provided by these subsidiaries and associates is the aggregate of guaranteed amount provided by these subsidiaries and associates multiplied by the respective shareholdings held by Sinopec Corp.

          Note 4: Total guarantee amount is the sum of the amount of guarantee outstanding at the end of the reporting period (excluding the guarantee provided for subsidiaries) and the total amount of guarantee for subsidiaries outstanding at the end of the reporting period.

          Note 5: It refers to Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company (Zheng Jian Fa [2003] No.56) promulgated by CSRC and SASAC.

          Performing Material Guarantees

          At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved Sinopec Corp. to provide conditional guarantee in both domestic and foreign currency for the Shanghai Secco project loan, and the amount of guarantee equals to RMB 6.992 billion. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China on 2 April 2002 and the results announcement for the year 2001 published in South China Morning Post and Hong Kong Economic Times in Hong Kong.

          At the fourteenth meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of guarantee for the BASF-YPC projects. On 7 March 2003, Sinopec Corp. entered into guarantee agreements for the completion of construction of the BASF-YPC project with domestic and foreign banks, whereby it guaranteed 40% of a domestic and foreign currencies denominated loan equivalent to around RMB 11.7 billion provided by these banks to BASF-YPC Co., Ltd. for completion of construction.

          At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board approved the proposal regarding Sinopec Corp.'s provision of equity pledge for the BASF-YPC project loan on the condition that BASF should provide equity pledge on the same terms. On 12 August 2004, Sinopec Corp. officially entered into the equity pledge agreement.

          At the twenty-second meeting of the First Session of the Board of Directors of Sinopec Corp., the Board also approved the proposal regarding Sinopec Corp.'s provision of guarantee for Yueyang Sinopec Shell Coal Gasification Co., Ltd., in the amount of RMB 377 million.

          At the thirteenth meeting of the Second Session of the Board of Directors of Sinopec Corp, the Board approved Sinopec Corp. in providing China International United Petroleum & Chemical Co., Ltd. with credit line guarantee equivalent to RMB 2.483 billion.

     7.4  Connected Transactions Entered into by the Company during the Year

          The aggregate amount of connected transactions actually occurred in relation to the Company during the year was RMB 131.589 billion, of which, incoming trade amounted to RMB 67.982 billion, and outgoing trade amounted to RMB 63.603 billion (including, RMB 63.507 billion of sales of products and services, RMB 59 million of interest earned, RMB 41 million of income from agency fee). All of these transactions satisfied the conditions of waiver imposed by the Hong Kong Stock Exchange. In 2004, the products and services provided by Sinopec Group Company (purchase, storage and transportation, exploration and production services and production-related services) to the Company amounted to RMB 62.313 billion, representing 11.19% of the Company's annual operating expenses, a decrease of 2.42% compared with those in 2003, which were within the cap of 18% for waiver. The auxiliary and community services provided by Sinopec Group Company to the Company amounted to RMB 1.740 billion, representing 0.31% of operating expenses, with a slight decrease compared with 0.43% in the preceding year, which were within the cap of 2% for waiver. In 2004, the product sales from the Company to Sinopec Group Company amounted to RMB 63.507 billion, representing 10.25% of the Company's operating revenue, which were within the cap of 14% for waiver. With regard to the Leasing Agreement of Land Use Rights, the amount of rent paid by the Company for the year ended 31 December 2004 was approximately RMB 2.146 billion. With regard to the premium payable under the SPI Fund Document, the amount of fund paid by the Company in 2004 was not less than the amount specified in the SPI Fund Document.

          Other Material Connected Transactions during The Year

          (1) Connected transactions for new leasing of Sinopec Group Company's land use rights

               At the third meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the Proposal Regarding the New Leasing of Land Use Rights from Sinopec Group Company, and approved the lease of the land use rights by Sinopec Corp. of an area of 51.71 million square meters from Sinopec Group Company. The parties entered into an Agreement on Lease of Land Use Rights in August 2003. The amount of rent under the leasing agreement incurred in this reporting period was approximately RMB 300 million.

          (2)  Acquisition of shares of Jinzhi Company

               Please refer to the section headed "Disclosure of Significant Events" in the Annual Report.

          (3) Acquisition of petrochemical, catalyst and petrol stations assets from parent company and the disposal of downhole operation assets

               Please refer to the section headed "Disclosure of Significant Events" in the Annual Report.

         7.4.1 Connected sales and purchases

               |X|  Applicable     |_| Not applicable

                                                                                   Unit: RMB million

                                Sales of goods and provision of                  Purchase of goods and
                                   services to connected party           services from connected party

                                                  Percentage of                        Percentage of
                                               the total amount                     the total amount
                                   Transaction   of the type of        Transaction    of the type of
Connected party                         amount      transaction             amount       transaction

Sinopec Group Company and
  its subsidiaries                      51,279              8.7%            68,259              7.4%
Other connected parties                 20,736              3.5%                 0                 0
Total                                   72,015             12.2%            68,259              7.4%

     7.4.2        Connected obligatory rights and debts

               |X| Applicable     |_| Not applicable

                                                                                             Unit: RMB million

                                                  Funds provided to                  Fund provided to the
          Connected party                          connected party                Company by connected party
                                                      Occurrence                            Occurrence
                                                  amount           Balance            amount           Balance

          Sinopec Group Company and
            its subsidiaries                      (2,759)            6,135            (4,836)            9,679
          Other connected parties                    (23)              308                 0                 0
          Total                                   (2,782)            6,443            (4,836)            9,679

     7.5  Entrusted Money Management

          |X| Applicable           |_| Not applicable

     7.6  Performance of commitments

          |X| Applicable           |_| Not applicable

          (1) At the end of the reporting period, the undertakings made by Sinopec Corp. include:

               i Carrying out the reorganization of its three wholly-owned subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and China Petrochemical International Company Limited in accordance with the PRC Company Law within a specified period of time;

               ii Changing the logo currently used by the petrol stations within a specified period of time;

               iii Setting up separate office buildings for Sinopec Group Company and Sinopec Corp. within a specified period of time; and

               iv Complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") regarding the waiver of continuing connected transactions.

          (2) At the end of the reporting period, the major undertakings given by Sinopec Group Company to the Company include:

               i Complying with the agreements concerning continuing connected transactions;

               ii Solving the issues arising from the land use rights certificates and property ownership rights certificates within a specified period of time;

               iii Implementing the Reorganization Agreement (as defined in the Prospectus for the Issuance of H Shares);

               iv   Granting licenses for intellectual property rights;

               v    Avoiding competition within the industry; and

               vi Withdrawing from the business competition and conflict of interests with Sinopec Corp.

               Details of the above commitments were included in the Prospectus for the Issuance of A Shares published by Sinopec Corp. in China Securities, Shanghai Securities and Securities Times on 22 June 2001.

               During the reporting period, Sinopec Corp. was not aware of any beach of above commitments by itself or the above principal shareholder.

     7.7  Litigation and arbitration of significant importance

          |_| Applicable           |X} Not applicable

     7.8  Independent directors' performance of their duties

          Presence of Independent Directors at Board of Directors Meetings


                                      Number of meetings
                                               Counts of
          Name of the                     held during the       Counts of    commissioned
          independent director           reporting period        presence        presence
                                                                  (times)         (times)

          Chen Qingtai                                  9               9               0
          Ho Tsu Kwok, Charles                          9               6               3
          Shi Wanpeng                                   9               8               1
          Zhang Youcai                                  9               8               1

          Independent director's adverse opinions on matters related to Sinopec Corp.

          |X| Applicable            |X| Not applicable

     7.9  Other significant events

     7.9.1        Issuance and Listing of Corporate Bonds

          On 8 March 2004, Sinopec Corp. successfully issued domestic 10-year term corporate bonds which amounted to RMB 3.5 billion with a fixed coupon rate of 4.61%. On 28 September 2004, the said corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004. As at 31 December 2004, the outstanding principal balance of the said corporate bonds was RMB 3.5 billion. On 24 February 2005, Sinopec Corp. repaid coupon interests for the first year in full.

     7.9.2 The transfer of state-owned shares from CDB and Cinda to Sinopec Group Company

          China Development Bank ("CDB") and China Cinda Asset Management Corporation ("Cinda"), entered into a share transfer agreement with Sinopec Group Company during the reporting period pursuant to which Cinda transferred 5 billion state-owned shares of Sinopec Corp. (representing 5.767% of the total issued shares of Sinopec Corp.) to Sinopec Group Company and CBD transfered 6.143 billion state-owned shares of Sinopec Corp. (representing 7.085% of the total issued shares of Sinopec Corp.) to Sinopec Group Company. The total cash considerations of RMB 9 billion and RMB 11.0574 billion were paid to Cinda and CDB respectively by Sinopec Group Company. The said share transfers were completed on 29 December 2004. Please refer to the announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 15 October 2004 for further details.

     7.9.3        Major Cooperation Projects

          (1) Establishment of Sinopec-Shell (Jiangsu) Petroleum Marketing Co., Ltd.

               On 13 July 2004, the Ministry of Commerce approved the establishment of Sinopec-Shell (Jiangsu) Petroleum Sales Co., Ltd., a Sino-foreign joint venture by Sinopec Corp., Royal Dutch/Shell (China) Holding BV and Shell (China) Ltd. The total investment in the said joint venture was RMB 1.55 billion and the registered capital was RMB 830 million. The parties contributed to the registered capital of the said joint venture in the proportion of 60%, 30% and 10% respectively. On 28 August 2004, Sinopec Shell (Jiangsu) Petroleum Marketing Co., Ltd was officially established in Nanjing.

          (2)  Establishment of BP Sinopec (Zhejiang) Petroleum Co., Ltd.

               On 3 September 2004, the Ministry of Commerce approved the establishment of a Sino-foreign joint venture, Sinopec BP (Zhejiang) Petroleum Co. Ltd., by Sinopec Corp. and BP Global Investments Limited. The total investments of the said joint venture amounted to RMB 2.188 billion and its registered capital was RMB 800 million. Sinopec Corp. and BP Global Investments Limited contributed 60% and 40% of the registered capital of the said joint venture respectively. Sinopec BP (Zhejiang) Petroleum Co., Ltd. was officially established on 4 November 2004.

          (3)  Foreign Partners Exits the Natural Gas Project in East China Sea

               On 19 August 2003, Sinopec Corp., CNOOC, Shell and Unocal reached an agreement to jointly explore for, develop and sales natural gas, oil and condensate in the East China Sea. Pursuant to the terms of the agreement, the foreign partners were required to reach a formal decision on whether to continue to participate in the said project after 12 months from the date of signing of the agreement. On 24 September 2004, Shell and Unocal made an announcement of their decision to end their involvement in the exploration, production and sales of products in five different areas of the Xihu district and to exit the said project based on commercial reasons.

     7.9.4 The Transfer of State-Owned legal person shares of China Phoenix held by Sinopec Corp.

          At the ninth meeting of the Second Session of the Board of Directors of Sinopec Corp. held on 6 July 2004, the proposal to transfer 211,423,651 state-owned legal person shares held by Sinopec Corp. in Sinopec Wuhan Phoenix Company Limited ("China Phoenix") (representing 40.72% of the total issued share capital of China Phoenix) to Hubei Qingjiang Water Power Investment Limited ("Qingjiang Investment") and China Guodian (Group) Corporation ("Guodian Group") was approved. The total consideration for the said transfer was approximately RMB 621 million. The proposed acquisition of petrochemicals assets of China Phoenix (including production facilities, inventories and corresponding accounts receivables) from Qingjiang Investment and Guodian Group which they would acquire through asset swaps with China Phoenix was also approved by the Board of Directors of Sinopec Corp. at the same meeting. The total consideration payable for the acquisition was RMB 548 million. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 7 July 2004 for further details. The proposed asset swaps are pending the approval of China Securities Regulatory Commission (CSRC) and such acquisition and asset swaps are being modified to satisfy the requirements of CSRC.

     7.9.5        Acquisition of 40.5% shares held by Hong Kong Huarun in
                  Qingdao Qirun

          Qingdao Qirun Petrochemical Company Limited (Qingdao Qirun) is a Sino-foreign joint venture established by Qingdao Petroleum General Company Limited, Qilu Petrochemical Company Limited and Hong Kong Huarun Petrochemical (Group) Company Limited (Hong Kong Huarun) on 27 April 1993. The parties contributed 21%, 38.5% and 40.5% respectively to the total registered capital of USD 27.38 million. Qingdao Qirun is mainly engaged in storing, transporting and transferring crude oil and refined oil and is equipped with 500,000 cubic meters of crude/refined oil storage tanks, four pipelines linking to Qingdao oil terminal, dedicated railways connecting to the Jiaoji railway and road delivery and transport system for crude/refined oil.

          To facilitate oil products storage and transportation for Qingdao Refining Project, Sinopec Corp. and Hong Kong Huarun entered into a share transfer agreement on 17 November 2004, pursuant to which Sinopec Corp. acquired 30% interest in Qingdao Qirun from Hong Kong Huarun. On 21 January 2005, the parties entered into another share transfer agreement, pursuant to which Sinopec Corp. acquired the remaining 10.5% interest in Qingdao Qirun from Hong Kong Huarun. The shares transfer represented an aggregate of 40.5% interest in Qingdao Qirun and the total consideration for the transfer amounted to RMB 480 million.

     7.9.6        Purchasing Stake in China Gas

          Sinopec Corp. and China Gas Holdings Ltd. ("China Gas") entered into a strategic cooperation agreement on 1 November 2004 in Beijing. Pursuant to the agreement, Sinopec Corp. subscribed for 210 million newly issued shares of China Gas at the price of HK$ 0.61 per share. Sinopec Corp. undertakes not to sell the shares within 12 months since the completion date of such shares subscription.

     7.9.7        Merger by Absorption of Beijing Yanhua

          Sinopec Corp. plans to privatise Beijing Yanhua Petrochemical Company Limited (Beijing Yanhua) by way of merger by absorption through Beijing Feitian Petrochemical Company Limited (Beijing Feitian), a wholly-owned subsidiary of Sinopec Corp. established for the purpose of such merger. Pursuant to the agreement entered into between Beijing Feitian and Beijing Yanhua on 29 December 2004, Beijing Feitian will purchase the listed shares of Beijing Yanhua from shareholders at a unit price of HK$ 3.80 per share in cash, the total consideration involved amounts to approximately HK$ 3.846 billion. The proposed merger has been approved by relevant shareholders at the general meeting or independent shareholders at the general meeting of independent shareholders of Beijing Yanhua and the general meeting of shareholders of Beijing Feitian, but is subject to the approvals of domestic and overseas regulators of securities markets. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2004 and 7 March 2005 for details.

     7.9.8        Reduction of Employees

          Sinopec Corp. plans to reduce the number of employees by 100,000 persons through retirement, voluntary resignation and/or redundancy within the period of 5 years from 2001 to 2005 to enhance its efficiency and operating profit. By the end of 2004, the accumulative net reduction during the past four years had amounted to 119,000 persons. In 2004, the Company has recorded employees reduction expenses of approximately RMB 920 million for about 24,000 employees (including 13,000 downhole operation staff to be reduced in 2005). The net reduction of number of employees in 2004 was 11,000.

     7.9.9        Changes in senior management

          At the sixteenth meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the resignation applications of Mr. Wang Jiming from the President position and Mr. Mou Shuling from the Senior Vice President position. The Board of Directors also approved the appointment of Mr. Wang Tianpu as President and Mr. Zhang Jianhua and Mr. Wang Zhigang as Senior Vice President of Sinopec Corp.

ss.8.  Report of the Supervisory Committee

     The Supervisory Committee considers that Sinopec Corp. has complied with relevant regulations. There were no irregularities identified in Sinopec Corp.'s financial conditions, use of proceeds from issuance of A shares, acquisitions and disposal of assets or connected transactions.

ss.9.  Financial statements

     9.1  Auditors' opinion

          Financial Statements  |_| Unaudited              |X| Audited

          Auditor's opinion     |X| Standard unqualified   |_| Not standard
                                    opinion                    opinion

     9.2 The Group's and the Company's balance sheets and income statements with comparatives, and cash flow statements for the year

     9.2.1 Financial statements prepared in accordance with the PRC Accounting Rules and Regulations

          (1)  Balance Sheet


                                                  At 31 December 2004                 At 31 December 2003
                                               The Group       The Company         The Group       The Company
                                            RMB millions      RMB millions      RMB millions      RMB millions

          Current assets:
            Cash at bank and in hand              18,280             6,299            17,405             6,581
            Bills receivable                       7,812             1,597             5,953             1,282
            Trade accounts receivable              9,756             8,245             9,284             7,080
            Other receivables                     12,462            19,625            15,457            24,861
            Advance payments                       4,828             4,358             3,904             2,990
            Inventories                           63,918            33,951            44,915            22,793

            Total current assets                 117,056            74,075            96,918            65,587


          Long-term equity investment:
          (Including the Group's and the
          Company's equity investment
          differences of RMB 383 million
          and RMB 400 million respectively
          (2003: RMB 400 million and
          395 million))                           13,409           124,211            11,150            98,334

          Fixed assets:
            Fixed assets, at cost                519,462           271,120           461,128           223,015
            Less: Accumulated depreciation       243,510           113,572           213,804            94,138

            Net book value of fixed assets
              before impairment losses           275,952           157,548           247,324           128,877
            Less: Provision for impairment
                    losses on fixed assets         5,816             4,038             1,331               764

            Net book value of fixed assets       270,136           153,510           245,993           128,113
            Construction materials                   430                93             1,226               263
            Construction in progress              45,976            28,779            28,513            19,858

            Total fixed assets                   316,542           182,382           275,732           148,234

          Intangible assets and other assets:
            Intangible assets                      5,345             4,261             4,564             3,712
            Long-term deferred expenses            3,563             2,530                97                --

            Total intangible assets and
              other assets                         8,908             6,791             4,661             3,712

          Deferred taxation:
            Deferred tax assets                    4,166             3,708             1,752             1,510

          Total assets                           460,081           391,167           390,213           317,377


          Current liabilities:
            Short-term loans                      26,723            16,254            20,904             9,787
            Bills payable                         30,797            21,589            23,958            18,006
            Trade accounts payable                23,792            21,137            22,704            18,117
            Receipts in advance                    8,605             6,106             5,908             4,077
            Wages payable                          3,223             1,854             1,850               643
            Staff welfare payable                  1,101               498             1,230               583
            Taxes payable                          6,741             3,170             6,986             2,975
            Other payables                         1,519               442             1,237               380
            Other creditors                       26,459            34,156            27,537            26,102
            Accrued expenses                         652               430               303               133
            Current portion of
              long-term liabilities               14,298            11,506             8,175             4,428

            Total current liabilities            143,910           117,142           120,792            85,231

          Long-term liabilities:
            Long-term loans                       94,087            82,332            79,221            68,723
            Debentures payable                     3,500             3,500                --                --
            Other long-term payables                 820               438               888               461

          Total long-term liabilities             98,407            86,270            80,109            69,184

          Deferred taxation:
            Deferred tax liabilities                 198                16               289                16

          Total liabilities                      242,515           203,428           201,190           154,431

          Minority interests                      31,216                --            26,077                --



          Shareholders' funds:
            Share capital                         86,702            86,702            86,702            86,702
            Capital reserve                       37,121            37,797            36,852            36,852
            Surplus reserves
            (Including statutory public
            welfare fund of
              RMB 9,558 million
                (2003: RMB 6,330 million))        26,116            26,116            19,660            19,660
            Unrecognised investment losses          (713)               --              (243)               --
            Undistributed profits
            (Including dividend declared
              after the balance sheet date in
              respect of the year 2004 of
              RMB 6,936 million
              (2003: RMB 5,202 million))          37,124            37,124            19,975            19,732

          Total shareholders' funds              186,350           187,739           162,946           162,946

          Total liabilities and
            shareholders' funds                  460,081           391,167           390,213           317,377


     (2)  Income statement and profit appropriation statement

                                                  For the year ended                  For the year ended
                                                   31 December 2004                    31 December 2003
                                               The Group      The Company          The Group       The Company
                                            RMB millions      RMB millions      RMB millions      RMB millions

          Income from principal
            operations                           590,632           397,789           417,191           275,426
          Less: Cost of sales                    459,207           336,089           323,104           228,387
                Sales taxes and surcharges        16,203            10,094            13,371             8,413


          Profit from principal
            operations                           115,222            51,606            80,716            38,626
          Add:  Profit from other operations       1,102               108               856               146
          Less: Selling expenses                  19,477            13,055            14,582             9,591
                Administrative expenses           23,167            15,523            21,219            14,038
                Financial expenses                 4,331             2,770             4,129             2,337
                Exploration expenses,
                  including dry holes              6,396             4,951             6,133             4,483

          Operating profit                        62,953            15,415            35,509             8,323
          Add:  Investment income                  1,088            39,374               548            22,844
                Non-operating income                 665               377               292               104
          Less: Non-operating expenses            11,171             7,879             6,334             3,599

          Profit before taxation                  53,535            47,287            30,015            27,672
          Less: Taxation                          16,060            14,769             9,361             8,904
                Minority interests                 5,670                --             1,886                --
          Add:  Unrecognised investment
                  losses                             470                --               243                --

          Net profit                              32,275            32,518            19,011            18,768
          Add:  Undistributed profits
                  at the beginning of year        19,975            19,732            12,569            12,569

          Distributable profits                   52,250            52,250            31,580            31,337
          Less: Transfer to statutory
                  surplus reserve                  3,228             3,228             1,901             1,901
                Transfer to statutory
                  public welfare fund              3,228             3,228             1,901             1,901

          Distributable profits to shareholders   45,794            45,794            27,778            27,535
          Less: Ordinary shares'
                  final dividend                   5,202             5,202             5,202             5,202
                Ordinary shares'
                  interim dividend                 3,468             3,468             2,601             2,601


          Undistributed profits
            at the end of the year
            (Including dividend declared
            after the balance sheet date in
            respect of the
            year 2004 of
            RMB 6,936 million
            (2003: RMB 5,202 million))          37,124            37,124            19,975            19,732

     (3)  Cash Flow Statement


                                                                                     For the year ended
                                                                                      31 December 2004
                                                                                   The Group       The Company
                                                                Note            RMB millions      RMB millions

          Cash flows from operating activities
            Cash received from sale of goods and
              rendering of services                                                  712,682           474,149
            Rentals received                                                             368               201
            Other cash received relating to operating activities                       3,640             2,760

            Sub-total of cash inflows                                                716,690           477,110

            Cash paid for goods and services                                        (549,408)         (382,856)
            Cash paid for operating leases                                            (6,871)           (5,391)
            Cash paid to and on behalf of employees                                  (16,304)           (8,539)
            Value added tax paid                                                     (25,961)          (13,460)
            Income tax paid                                                          (16,858)           (4,474)
            Taxes paid other than value added tax and
              income tax                                                             (16,045)          (10,319)
            Other cash paid relating to operating activities                         (15,104)          (17,851)

            Sub-total of cash outflows                                              (646,551)         (442,890)

            Net cash flows from operating activities             (a)                  70,139            34,220




          Cash flows from investing activities
            Cash received from sales of investments                                      186                62
            Dividend received                                                            322             6,379
            Net cash received from sales of fixed assets and
              intangible assets                                                          315               178
            Maturity of time deposits with financial institutions                      2,217               605
            Other cash received relating to investing activities                         359               144

            Sub-total of cash inflows                                                  3,399             7,368

            Cash paid for acquisition of fixed assets and
              intangible assets                                                      (66,693)          (41,477)
            Cash paid for acquisition of fixed assets and
              intangible assets of jointly controlled entities                        (6,035)               --
            Cash paid for purchases of investments                                    (1,225)           (3,156)
            Increase in time deposits with financial institutions                     (1,932)             (617)
            Cash paid for acquisition of Sinopec Maoming,
              Xi'an Petrochemical and Tahe Petrochemical                              (3,652)           (3,652)

            Sub-total of cash outflows                                               (79,537)          (48,902)

          Net cash flows from investing activities                                   (76,138)          (41,534)

          Cash flows from financing activities
            Proceeds from contribution
              from minority shareholders                                               1,008                --
            Proceeds from issuance of corporate bonds,
              net of issuing expenses                                                  3,472             3,472
            Proceeds from borrowings                                                 391,832           255,218
            Proceeds from borrowings of
              jointly controlled entities                                              3,014                --

            Sub-total of cash inflows                                                399,326           258,690

            Repayments of borrowings                                                (377,855)         (239,933)
            Cash paid for dividends, distribution of
              profit or interest                                                     (13,538)          (11,737)
            Dividend paid to minority
              shareholders by subsidiaries                                              (775)               --

            Sub-total of cash outflows                                              (392,168)         (251,670)




          Net cash flows from financing activities                                     7,158             7,020

          Effect of foreign exchange rate                                                  1                --

          Net increase/(decrease) in cash and
            cash equivalents                                     (b)                   1,160              (294)

          Note to the cash flow statement

                                                                                     For the year ended
                                                                                      31 December 2004
                                                                                   The Group       The Company
                                                                                RMB millions      RMB millions

          (a)  Reconciliation of net profit to cash flows from operating activities
               Net profit                                                             32,275            32,518
               Add:  Allowance for doubtful accounts                                   2,050             2,159
                     Provision for diminution in value of inventories                    433               190
                     Depreciation of fixed assets                                     30,766            13,349
                     Amortisation of intangible assets                                   476               346
                     Impairment losses on fixed assets                                 4,628             3,417
                     Impairment losses on long-term investments                           88                --
                     Net loss on disposal of fixed assets and intangible assets        3,989             2,555
                     Financial expenses                                                4,331             2,770
                     Dry hole costs                                                    2,976             2,184
                     Investment income                                                  (843)          (27,948)
                     Deferred tax liabilities (less: assets)                          (2,439)           (2,198)
                     Increase in inventories                                         (16,927)           (6,523)
                     Increase in operating receivables                                (4,245)             (756)
                     Increase in operating payables                                    6,911            12,157
                     Minority interests                                                5,670                --

                     Net cash inflow from operating activities                        70,139            34,220

          (b)  Net increase/(decrease) in cash and cash equivalents
          Cash and cash equivalents at the end of the year                            16,381             6,051
          Less: Cash and cash equivalents at the beginning of the year                15,221             6,345

          Net increase/(decrease) in cash and cash equivalents                         1,160              (294)

 9.2.2    Financial statements prepared in accordance with IFRS

          Consolidated income statements

                                                                                     For the           For the
                                                                                  year ended        year ended
                                                                                 31 December       31 December
                                                                                        2004              2003
                                                                                RMB millions      RMB millions

          Turnover and other operating revenues
            Turnover                                                                 597,197           429,949
            Other operating revenues                                                  22,586            19,052

                                                                                     619,783           449,001

          Operating expenses
            Purchased crude oil, products and operating supplies and expenses       (443,590)         (313,238)
            Selling, general and administrative expenses                             (31,843)          (27,228)
            Depreciation, depletion and amortisation                                 (32,342)          (27,951)
            Exploration expenses, including dry holes                                 (6,396)           (6,133)
            Personnel expenses                                                       (18,634)          (16,972)
            Employee reduction expenses                                                 (919)           (1,040)
            Taxes other than income tax                                              (16,324)          (13,581)
            Other operating expenses, net                                             (6,666)           (3,975)

          Total operating expenses                                                  (556,714)         (410,118)

          Operating profit                                                            63,069            38,883
          Finance costs
            Interest expense                                                          (4,583)           (4,365)
            Interest income                                                              374               322
            Foreign exchange losses                                                     (223)             (450)
            Foreign exchange gains                                                        61                30

          Net finance costs                                                           (4,371)           (4,463)

          Gain from issuance of shares by a subsidiary                                    --                136
          Investment income                                                              111                89
          Share of profits less losses from associates                                   797               396



                                      64



          Profit from ordinary activities before taxation                             59,606            35,041
          Taxation                                                                   (17,815)          (10,645)

          Profit from ordinary activities after taxation                              41,791            24,396
          Minority interests                                                          (5,772)           (1,972)

          Profit attributable to shareholders                                         36,019            22,424

          Basic earnings per share (RMB)                                                0.42              0.26

          Dividends attributable to the year:
            Interim dividend declared during the year                                  3,468             2,601
            Final dividend proposed after the balance sheet date                       6,936             5,202

                                                                                      10,404             7,803



          Balance Sheet

                                                  At 31 December 2004                 At 31 December 2003
                                               The Group       The Company         The Group       The Company
                                            RMB millions      RMB millions      RMB millions      RMB millions

          Non-current assets
            Property, plant and equipment        284,123           158,011           270,731           143,274
            Construction in progress              46,185            28,948            29,354            20,631
            Interest in subsidiaries                  --           118,451                --            96,707
            Investments                            2,538               158             2,709               605
            Interests in associates               10,222             7,540             8,121             5,983
            Interests in jointly
              controlled entities                     --             3,568                --             1,043
            Deferred tax assets                    4,558             3,724             3,067             2,196
            Lease prepayments                        750                --               810                --
            Long-term prepayments and
              other assets                         5,947             3,660             2,353             1,519

          Total non-current assets               354,323           324,060           317,145           271,958



                                      65



          Current assets
            Cash and cash equivalents             16,381             6,051            16,263             7,259
            Time deposits with
              financial institutions               1,899               248             2,184               236
            Trade accounts receivable              9,756             8,245             9,479             7,311
            Bills receivable                       7,812             1,597             6,283             1,612
            Inventories                           64,329            34,044            47,916            24,736
            Prepaid expenses and
              other current assets                20,094            26,471            20,914            29,407

          Total current assets                   120,271            76,656           103,039            70,561

          Current liabilities
            Short-term debts                      32,307            20,033            29,181            15,071
            Loans from Sinopec
              Group Company and
              fellow subsidiaries                  8,714             7,727             4,865             3,265
            Trade accounts payable                23,792            21,137            23,319            18,646
            Bills payable                         30,797            21,589            24,267            18,170
            Accured expenses and
              other payables                      45,276            45,565            43,561            35,337
            Income tax payable                     5,391             3,142             4,079             2,014

          Total current liabilities              146,277           119,193           129,272            92,503

          Net current liabilities                (26,006)          (42,537)          (26,233)         (21,942)

          Total assets less current liabilities  328,317           281,523           290,912           250,016

          Non-current liabilities
            Long-term debts                       60,822            49,515            48,257            37,169
            Loans from Sinopec
              Group Company and
              fellow subsidiaries                 36,765            36,317            39,039            38,954
            Deferred tax liabilities               5,636             2,025             4,599             1,425
            Other liabilities                      1,008               626             1,451               953

          Total non-current liabilities          104,231            88,483            93,346            78,501

          Minority interests                      31,046                 --            26,051                 --

          Net assets                             193,040           193,040           171,515           171,515



                                      66


          Shareholders' funds
            Share capital                         86,702            86,702            86,702            86,702
            Reserves                             106,338           106,338            84,813            84,813

          Total shareholders' funds              193,040           193,040           171,515           171,515

          Consolidated cash flow statement



                                                                                            For the year ended
                                                                                              31 December 2004
                                                                                 Note             RMB millions

          Cash flows from operating activities                                    (a)                   69,081

          Cash flow from investing activities
            Capital expenditure                                                                        (67,583)
            Capital expenditure of jointly controlled entities                                          (6,035)
            Purchase of investments and investments in associates                                       (1,162)
            Proceeds from disposal of investments and
              investments in associates                                                                    186
            Proceeds from disposal of property, plant and equipment                                        317
            Increase in time deposits with financial institutions                                       (1,932)
            Maturity of time deposits with financial institutions                                        2,217

          Net cash used in investing activities                                                        (73,992)

          Cash flow from financing activities
            Proceeds from bank and other loans                                                         399,440
            Proceeds from bank and other loans
              of jointly controlled entities                                                             3,014
            Proceeds from issuance of corporate bonds,
              net of issuing expenses                                                                    3,472
            Repayments of bank and other loans                                                        (388,809)
            Distributions to minority interests                                                           (775)
            Contributions from minority interests                                                        1,008
            Dividend paid                                                                               (8,670)
            Cash and cash equivalent distributed to
              Sinopec Group Company                                                                     (3,652)

          Net cash from financing activities                                                             5,028



                                      67

          Net increase in cash and cash equivalents                                                        117
          Effect of foreign exchange rate                                                                    1
          Cash and cash equivalents at beginning of the year                                            16,263

          Cash and cash equivalents at end of the year                                                  16,381



          (a) Reconciliation of profit from ordinary activities before taxation to cash flows from operating activities


                                                                                            For the year ended
                                                                                              31 December 2004
                                                                                                  RMB millions

               Profit from ordinary activities before taxation                                         59,606
               Adjustments for:
                 Depreciation, depletion and amortisation                                               32,342
                 Dry hole costs                                                                          2,976
                 Share of profits less losses from associates                                             (797)
                 Investment income                                                                        (111)
                 Interest income                                                                          (374)
                 Interest expense                                                                        4,583
                 Unrealised foreign exchange losses                                                        150
                 Loss on disposal of property, plant and equipment, net                                  1,686
                 Impairment losses on long-lived assets                                                  3,919
                 Increase in trade accounts receivable                                                    (494)
                 Increase in bills receivable                                                           (1,529)
                 Increase in inventories                                                               (16,526)
                 Decrease in prepaid expenses and other current assets                                   3,022
                 Decrease in lease prepayments                                                              60
                 Increase in long-term prepayments and other assets                                     (4,199)
                 Increase in trade accounts payable                                                        599
                 Increase in bills payable                                                               6,530
                 Decrease in accrued expenses and other payables                                          (391)
                 Decrease in other liabilities                                                            (334)

               Cash generated from operations                                                           90,718
                 Interest received                                                                         374
                 Interest paid                                                                          (5,450)
                 Investment and dividend income received                                                   322
                 Income tax paid                                                                       (16,883)

               Cash flows from operating activities                                                     69,081

  9.2.3 Major differences between the financial statements prepared under the PRC Accounting Rules and Regulations and IFRS

          Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IFRS. The major differences are:

          (1) Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on net profit are analysed as follows:


                                                                       For the year ended   For the year ended
                                                                         31 December 2004     31 December 2003
                                                                             RMB millions         RMB millions

               Net profit under the PRC
                 Accounting Rules and Regulations                                  32,275               19,011
               Adjustments:
                 Disposal of oil and gas properties,
                   net of depreciation effect                                       2,110                1,260
                 Acquisitions of Sinopec
                   Maoming, Xi'an Petrochemical,
                   Tahe Petrochemical,
                   Tianjin Petrochemical, Luoyang
                   Petrochemical, Zhongyuan Petrochemical and
                     Catalyst Plants                                                1,499                1,157
                 Acquisition of Sinopec National Star                                 117                  117
                 Depreciation of oil and gas properties                               761                1,784
                 Impairment losses on revalued assets                                 709                   --
                 Capitalisation of general borrowing costs                            480                  389
                 Revaluation of land use rights                                        19                   18
                 Government grants                                                      3                   --
                 Unrecognised losses of subsidiaries                                 (531)                (182)
                 Pre-operating expenditures                                          (288)                (169)
                 Gain from issuance of shares by a subsidiary                          --                  136
                 Gain from debt restructuring                                          --                   82
                 Effects of the above adjustments on taxation                      (1,135)              (1,179)

               Net profit under IFRS*                                              36,019               22,424

          (2) Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on shareholders' funds are analysed as follows:


                                                                                       At                   At
                                                                         31 December 2004     31 December 2003
                                                                             RMB millions         RMB millions

               Shareholders' funds under the
                 PRC Accounting Rules and Regulations                             186,350              162,946
               Adjustments:
                 Disposal of oil and gas properties                                 3,370                1,260
                 Acquisitions of Tianjin Petrochemical,
                   Luoyang Petrochemical,
                   Zhongyuan Petrochemical and Catalyst Plants                         --                3,616
                 Acquisition of Sinopec National Star                              (2,695)              (2,812)
                 Depreciation of oil and gas properties                            11,646               10,885
                 Capitalisation of general borrowing costs                          1,605                1,125
                 Revaluation of land use rights                                      (851)                (870)
                 Government grants                                                   (592)                (326)
                 Effect of minority interests on
                   unrecognised losses of subsidiaries                                  --                   61
                 Pre-operating expenditures                                          (457)                (169)
                 Impairment losses on long-lived assets                              (113)                (113)
                 Effects of the above adjustments on taxation                      (5,223)              (4,088)

               Shareholders' funds under IFRS *                                   193,040              171,515


               * The above figure is extracted from the financial statements prepared in accordance with IFRS which have been audited by KPMG.

  9.2.4   Supplemental information for North American Shareholders

          The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). See the text of the Annual Report for details.

          The effect on profit attributable to shareholders of significant differences between IFRS and US GAAP is as follows:


                                                                          For the years ended 31 December
                                                                      2004              2004              2003
                                                              US$ millions      RMB millions      RMB millions

          Profit attributable to shareholders under IFRS             4,352            36,019            22,424
          US GAAP adjustments:
              Foreign exchange gains and losses                          7                57                76
              Capitalisation of property, plant and equipment            1                12                12
              Reversal of deficit on revaluation of property,
                plant and equipment,
                net of depreciation effect                              (1)               (8)               86
              Depreciation on revalued property,
                plant and equipment                                    462             3,825             3,998
              Disposal of property, plant and equipment                228             1,891             1,316
              Exchange of assets                                         3                23                23
              Reversal of impairment of long-lived assets,
                net of depreciation effect                               4                29                47
              Capitalised interest on investments in associates         25               205               141
              Goodwill amortisation for the year                         1                 7                 --
              Deferred tax effect of US GAAP adjustments              (252)           (2,085)           (1,715)

          Profit attributable to shareholders under US GAAP          4,830            39,975            26,408

          Basic and diluted earnings
            per share under US GAAP                                US$0.06           RMB0.46           RMB0.30

          Basic and diluted earnings
            per ADS under US GAAP*                                 US$5.57          RMB46.11          RMB30.46

          *   Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

          The effect on shareholders' funds of significant differences between IFRS and US GAAP is as follows:


                                                                                  At 31 December
                                                                      2004              2004              2003
                                                              US$ millions      RMB millions      RMB millions

          Shareholders' funds under IFRS                            23,324           193,040           171,515
          US GAAP adjustments:
            Foreign exchange gains and losses                          (36)             (295)             (352)
            Capitalisation of property, plant and equipment             --                --               (12)
            Revaluation of property, plant and equipment              (820)           (6,783)          (12,943)
            Deferred tax adjustments on revaluation                    254             2,101             4,004
            Exchange of assets                                         (64)             (532)             (555)
            Reversal of impairment of long-lived assets                (64)             (532)             (561)
            Capitalised interest on investments in associates           64               526               321
            Goodwill                                                     3                24                17
            Deferred tax effect of US GAAP adjustments                  36               301               398

          Shareholders' funds under US GAAP                         22,697           187,850           161,832

          Note:  United States dollar equivalents

                 For the convenience of readers, amounts in Renminbi have been translated into United States dollars at the rate of US$1.00 = RMB8.2765 being the noon buying rate in New York City on 31 December 2004 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate.

     9.3  Change in Accounting Policy

          |_| Applicable         |X|  Not applicable

     9.4 As compared to the last annual report, there are no changes in the scope of consolidation.

          |_| Applicable         |X|  Not applicable

Section 10. Repurchase, Sales and Redemption of Shares

     |_| Applicable                   Not applicable

Section 11. Compliance with the Code of Best Practice

     The Board of Directors believes that, during this reporting period, Sinopec Corp. complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange.

Section 12. Application of the Model Code

     During this reporting period, none of the directors had breached the requirements set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by the Hong Kong Stock Exchange. .

ss.13. A detailed results announcement containing all the information required by Paragraphs 45 (1) to (3) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.

     This announcement is published in both English and Chinese languages. The Chinese version shall prevail.

                                                      By order of the Board
                                                           Chen Tonghai
                                                             Chairman

Beijing, China, 25 March 2005

              NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2004

NOTICE IS HEREBY GIVEN that the annual general meeting ("Annual General Meeting") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2004 will be held at Crowne Plaza Beijing -D Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, China on Wednesday, 18 May 2005 at 9:00 a.m. for the following purposes:

By way of ordinary resolutions:

1. To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2004.

2. To consider and approve the report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2004.

3. To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2004.

4. To consider and approve Plan for Profit Appropriation and the Final Dividend of Sinopec Corp. for the year ended 31 December 2004.

5. To appoint the PRC and international auditors, respectively, of Sinopec Corp. for the year 2005 and to authorise the Board of Directors to fix their remuneration.

6. To consider and approve the proposal regarding Sinopec Corp. Tianjin 1 million tonnes per annum ethylene and auxillary facilities project.

     To improve the overall competitiveness and profitability of Sinopec Corp. in accordance with its overall strategic development and current market condition, the Board approved the feasibility study report of Tianjin 1 million tonnes per annum ethylene and auxillary facilities project and will submit the report for approval at the Annual General Meeting. This project includes an ethylene project with a capacity of 1 million tonnes per annum, a refining revamping project and an auxillary thermo power revamping project. The total investment of the project is estimated to be RMB20.1 billion.

                                                  By Order of the Board
                                                         Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 25 March 2005

Notes:

1.   Eligibility for attending the Annual General Meeting

     Holders of Sinopec Corp.'s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business Monday, 25 April 2005 are eligible to attend the Annual General Meeting.

     In order to be eligible to attend and vote at the Annual General Meeting to be held on Wednesday, 18 May 2005, all transfers accompanied by the relevant share certificates must be lodged with share registrars for H Shares of Sinopec Corp. in Hong Kong, Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Monday, 18 April 2005.

2.   Proxy

     (1) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

     (2) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

     (3) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

     (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3. Registration procedures for attending the Annual General Meeting

     (1) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

     (2) Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Thursday, 28 April 2005.

     (3) Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.   Closure of Register of Members

     The register of members of Sinopec Corp. will be closed from Tuesday, 19 April 2005 to Wednesday, 18 May 2005 (both days inclusive).

5. Procedures for demanding a poll to vote on resolutions

     Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

     (1)  the chairman of the meeting;

     (2) at least two shareholders present in person or by proxy entitled to vote thereat; or

     (3) one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

          Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6.   Other Business

     (1) The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

     (2) The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at:

          Rooms 1712-1716, 17th Floor
          Hopewell Centre
          183 Queen's Road East
          Hong Kong

     (3) The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at:

          72 Pu Jian Road
          Pudong District
          Shanghai

     (4) The registered address of Sinopec Corp. is at:

          A6 Huixindong Street
          Chaoyang District
          Beijing 100029
          The People's Republic of China
          Telephone No.: (+86) 10 6499 0060
          Facsimile No.: (+86) 10 6499 0022

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Cenyuan, Gao Jian and Fan Yifei; the independent non-executive directors of the Company are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of the Company is Mr. Cao Yaofeng.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      China Petroleum & Chemical Corporation



                                                             By: /s/ Chen Ge
                                                                ------------
                                                               Name: Chen Ge

                                  Title: Secretary to the Board of Directors



Date: March 25, 2005